Exhibit 99.1

2016 THIRD QUARTER REPORT

We create communities. We are Stantec.

Stantec

STN
TSX·NYSE

Table of Contents
i	Report to Shareholders

Management’s Discussion and Analysis

M-1	Core Business and Strategy

M-5	Results

M-23	Summary of Quarterly Results

M-25	Statements of Financial Position

M-26	Liquidity and Capital Resources

M-30	Other

M-32	Outlook

M-35	Critical Accounting Estimates, Developments, and Measures

M-37	Controls and Procedures

M-37	Risk Factors

M-44	Subsequent Events

M-44	Caution Regarding Forward-Looking Statements

Unaudited Interim Condensed Consolidated Financial Statements

F-1	Consolidated Statements of Financial Position

F-2	Consolidated Statements of Income

F-3	Consolidated Statements of Comprehensive Income

F-4	Consolidated Statements of Shareholders’ Equity

F-5	Consolidated Statements of Cash Flows

F-6	Notes to the Unaudited Interim Condensed Consolidated Financial Statements

We are Stantec.

Creating communities is our purpose.

Designing with community in mind is our promise.

The Stantec community unites approximately 22,000 employees working in over 400 locations across six continents. We collaborate across disciplines and industries to bring buildings, energy and resource, environmental, and infrastructure projects to life. Our work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through design, construction, and commissioning—begins at the intersection of community, creativity, and client relationships.

Our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients' needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at www.stantec.com or find us on social media.

Stantec is people—connected, creative, talented.
Allison Wenzel, Operational Business Analyst, Calgary, Alberta

Report to Shareholders

Third Quarter 2016

As a result of our four strategic acquisitions completed year to date, Stantec had strong gross revenue growth of 67.5% in the third quarter of 2016, compared to the same period last year. In particular, the MWH Global, Inc. (MWH) acquisition added significantly to our operating results.

Our results were impacted by a slight decrease in gross margin because of the mix of projects and the lower-margin Construction Services business acquired from MWH. There were also downward pressures on fees in some sectors. Administrative and marketing expenses increased as a percentage of net revenue, mainly due to the positive impact of the fair value of share-based compensation in Q3 15, an increase in MWH-related integration activities in Q3 16, and an increase in administrative labor costs in Q3 16. Interest expense also increased, primarily due to an increase in Stantec’s outstanding long-term debt resulting from the MWH acquisition.

Financial Summary
For the quarter ended September 30 (In millions of Canadian dollars, except for share amounts and %)	2016 Q3	2015 Q3	% Change

Gross revenue	$1,257.3	$750.8	67.5
Adjusted EBITDA(1)	$113.7	$93.6	21.5
Diluted earnings per share	$0.43	$0.53	(18.9)
Adjusted diluted earnings per share (1)	$0.55	$0.58	(5.2)
Cash dividends declared per common share	$0.1125	$0.1050	7.1

(1) Adjusted EBITDA and adjusted diluted earnings per share are non-IFRS measures as defined in the Definition of Non-IFRS Measures under the heading Critical Accounting Estimates, Developments, and Measures in the Management’s Discussion and Analysis.

While we make good progress on the MWH integration, we continue to execute our acquisition strategy. In September, we closed the acquisition of Edwards & Zuck, a 120-person premier buildings engineering firm based in New York City. This addition will continue to strengthen our buildings business in the United States.

This quarter, MWH added $497.2 million in gross revenue. Since the acquisition closed on May 6, 2016, MWH added $792.4 million in gross revenue. Within our Consulting Services reportable segments, growth was most significant in the Infrastructure business operating unit, which saw a 70.5% increase in gross revenue when comparing Q3 16 to Q3 15, due to contributions from acquisitions. Although the Buildings, Energy & Resources, and Environmental Services business operating units also experienced gross revenue growth due to contributions from acquisitions, each unit saw some retraction in organic gross revenue.

Lastly, Construction Services earned $249.3 million in gross revenue during the quarter and $390.0 million since the MWH acquisition on May 6, 2016.

i

We are also pleased to welcome Marie-Lucie Morin to the Stantec Board of Directors effective November 9, 2016. Ms. Morin brings to the role 30 years’ experience in Canadian federal public service. She was previously appointed National Security Advisor to the Prime Minister and Associate Secretary to the Cabinet and has served as Deputy Minister for International Trade and as Associate Deputy Minister of Foreign Affairs. Ms. Morin also has a wealth of experience serving on corporate and not-for-profit boards. She is a lawyer and a graduate of the Université de Sherbrooke in Quebec, Canada.

As we enter the last months of 2016, we are reflecting on a strong year highlighted by our strong acquisition strategy, including the MWH acquisition—the largest acquisition in our history. We believe we are better positioned than ever to capitalize on opportunities in the new year.

Bob Gomes

President & CEO

November 9, 2016

ii

Management’s Discussion and Analysis

November 9, 2016

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter ended September 30, 2016, dated November 9, 2016, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter and nine months ended September 30, 2016; the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2015 Annual Report; and the Report to Shareholders contained in our 2016 Third Quarter Report. Our unaudited interim consolidated financial statements and related notes for the quarter and nine months ended September 30, 2016, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to use the same accounting policies and methods as we used in 2015 in addition to the new accounting policies regarding defined benefit plans and forward contracts as described in notes 11 and 13 of our interim consolidated financial statements for the quarter ended September 30, 2016 (incorporated here by reference).

All amounts shown in this report are in Canadian dollars unless otherwise indicated. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at sedar.com and on EDGAR at sec.gov. Such additional information is not incorporated here by reference, unless otherwise specified, and should not be deemed to be part of this Management’s Discussion and Analysis.

The amounts shown in this report include MWH Global, Inc.’s (MWH’s) post-acquisition results from May 6, 2016, and as such, exclude MWH from January 1 to May 5, 2016. The comparative figures reflect solely the 2015 results of legacy Stantec. For further information with respect to the MWH acquisition, refer to note 5 of our interim consolidated financial statements for the quarter and nine months ended September 30, 2016.

Core Business and Strategy

Our Company’s work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through design, construction, and commissioning—begins at the intersection of community, creativity, and client relationships. By integrating our expertise, we are able to provide our clients with a vast number of project solutions. We believe this integrated approach enables us to execute our operating philosophy by maintaining a world-class level of expertise, which we supply to our clients through the strength of our local offices.

Our business objective is to be a top 10 global design firm, and our focus is to provide professional services in the infrastructure and facilities market, principally on a fee-for-service basis, while participating in various models of alternative project delivery. To realize our business objective, we plan on achieving a compound average growth rate of 15% through a combination of organic and acquisition growth, while also providing dividend returns for our shareholders. Our core business and strategy and the key performance drivers and capabilities required to meet our business objective have not changed in the third quarter of 2016 from those described on pages M-4 to M-16 of our 2015 Annual Report (incorporated here by reference), except for what is described below that relates to the impact of the MWH acquisition.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-1	Stantec Inc.

On May 6, 2016, we acquired all the issued and outstanding common shares and business of MWH, a Broomfield, Colorado-based global engineering, consulting, and construction management firm providing program management and management consulting, construction management, and engineering and technical services, particularly in the water, renewable energy, and sustainability sectors. Worldwide, MWH had 187 offices operating in 26 countries with approximately 6,800 employees; all of these were acquired by Stantec. This acquisition expands our presence in water resources infrastructure while earning us a greater presence in key targeted geographies, including the United States, the United Kingdom, Australia, New Zealand, South and Central America, Europe, and the Middle East. The acquisition of MWH aligns with our strategy of building a top-tier presence in the markets we choose to serve and builds our position as a top-tier design firm within the global water market. Historically, our acquisition strategy has focused on acquisitions in North America to develop a mature presence across our business portfolio.

Strategy and Strategic Elements

To establish a clear plan for achieving our business objective—to be a top 10 global design firm—we have a three-year strategic planning process: three execution years where the third year is also a comprehensive strategic review year. In 2015, we completed a comprehensive strategic review, determining that the key elements of our strategy will not fundamentally change over the next three years. This remains true following the MWH acquisition; however, our growth targets may change as MWH creates a larger platform for global expansion. We will update our Strategic Plan to fully incorporate MWH during our annual planning process in the fall of 2016.

Our Company’s purpose, promise, and values, which form the foundation of our strategy, are the same now as in 2015. Also, our strategic elements are the same in the third quarter of 2016 as those described in our 2015 Annual Report (incorporated here by reference), except for the corporate pillar of focusing on design services.

Before acquiring MWH, we focused on professional consulting and took on little to no self-performed construction risk. Our business model has expanded to include construction services. We now provide construction management at-risk services as described below. This expansion into a specific sector of construction services addresses the changing nature of project delivery; however, we continue to focus on consulting services.

Reportable Segments

In 2015 and the first quarter of 2016, our Company had one reportable segment, Consulting Services, which was an aggregate of our previous operating segments (regional geographic areas). Our chief operating decision maker (chief executive officer) assesses our Company’s performance based on financial information available from our operating segments.

As a result of the MWH acquisition and effective the second quarter of 2016, our operating segments (in accordance with IFRS) are based on our two primary service offerings—Consulting Services and Construction Services—and our regional geographic areas. The Company now has four operating and reportable segments:

•	Consulting Services – Canada
•	Consulting Services – United States
•	Consulting Services – Global
•	Construction Services

Consulting Services

In Consulting Services, we provide knowledge-based solutions through value-added professional consulting services in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics in the area of infrastructure and facilities, principally under fee-for-service agreements with clients. Our business operating unit leaders provide strategic direction, mentoring, and technical support to operations across our geographic regions.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-2	Stantec Inc.

Construction Services

In Construction Services, we provide construction management at-risk services, primarily on water-related projects to key long-term clients. Our business operating unit leader provides strategic direction, mentoring, and technical support to operations, primarily in the United States and United Kingdom. The construction capabilities of MWH have grown in response to its clients’ desires to have engineer-led or bundled service offerings for the water market. Management believes that we will be able to build on MWH’s strong construction capabilities.

The construction business was run as a separate business within MWH’s organizational structure. Separating the construction and consulting businesses is key to leveraging construction capabilities when they are advantageous to the client and keeps the expertise and culture separate from the consulting business. This separation allows both streams of expertise to operate effectively and allows synergies to develop that complement, but do not distract from, the strategy of each business. In addition, the two businesses can be bundled when it is beneficial for the client.

We expect the expertise available in our Construction Services business to augment and improve our Consulting Services business. Consulting Services can better prepare for and execute design-build projects with construction partners outside of Stantec in water markets and other sectors that we participate in.

Business Model

Our business model—key to our strategy—has three parts: geographic diversification, business operating unit specialization, and life-cycle solutions. The MWH acquisition changes our business model by enhancing our geographic diversification and adding water-related construction capabilities.

Geographic Diversification

By diversifying geographically, we can leverage global expertise while focusing on our strong local presence. Traditionally, we operated in three regional operating units—Canada, the United States, and International. Before acquiring MWH, we had international offices in the Middle East, the United Kingdom, and the Caribbean. This acquisition has increased our geographic diversification as follows:

•	Expanded Our Geographic Footprint

MWH is strongly positioned and experienced in global markets through its platform in the United Kingdom, Australia, New Zealand, South and Central America, Europe, and the Middle East; the MWH acquisition provides us with immediate geographic breadth, creating a platform for expansion and diversification. Management believes the combination of MWH’s and Stantec’s complementary capabilities, market presence, and cultures creates opportunities to service more clients and offer a broader range of services worldwide. Based on historical information for legacy Stantec and MWH, approximately 78% of the combined Company’s annual gross revenues is expected to be earned in North America and approximately 22% is expected to be earned from other global markets.

•	Created Additional Growth Opportunities

Management believes that the engineering and construction sector will continue to consolidate and that both scale and global capabilities will be important competitive differentiators, particularly on large and complex projects. MWH has been in business for many years, so it has a wealth of experience operating in global markets. Augmented by our strong statement of financial position, history of operational effectiveness, and experience in successfully completing and integrating acquisitions, we expect to be well positioned to grow both organically and by acquisition. MWH’s platform in the United Kingdom and Asia Pacific regions gives us the opportunity to expand our current North American acquisition strategy into new global markets, which we believe widens the platform of our acquisition program.

Subsequent to the MWH acquisition, our Consulting Services business continues to operate as three regional operating units—Canada, the United States, and Global (formerly International); the Construction Services business operates as one unit. At September 30, 2016, we had approximately 20,600 employees in Consulting Services—7,800 in Canada, 9,000 in the United States, and 3,800 in Global—and approximately 1,800 employees in Construction Services.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-3	Stantec Inc.

Business Operating Unit Specialization

We continually adapt our organizational structure based on changes in the marketplace. We ensure that it meets our business needs and positions us for long-term success. With these goals in mind, effective January 1, 2016, we realigned our organizational structure from three to four business operating units: Buildings, Energy & Resources, Environmental Services, and Infrastructure. Subsequent to the MWH acquisition, Consulting Services still has these four business operating units and Construction Services operates as one unit. The addition of MWH broadens the scope of our services to clients across our business operating units.

The sectors we operate in have not changed in the third quarter of 2016 from those described on page M-8 of our 2015 Annual Report (incorporated here by reference) with two exceptions: (1) the addition of the Civic sector to the Buildings business operating unit in the first quarter of 2016 and (2) the addition of the Waterpower & Dams sector to the Energy & Resources business operating unit resulting from the MWH acquisition in the second quarter of 2016.

Life-Cycle Solutions

We provide professional services in all phases of the project life cycle: planning, design, construction, maintenance, and decommissioning. This inclusive approach enables us to deliver services during periods of strong new capital project activity (design and construction), plus deliver services during periods of redevelopment and operational spending activity (maintenance, integrity management, and remediation). We believe this strategy enables us to maintain long-term client relationships throughout the life of a project or an infrastructure asset.

Beginning with the planning and design stages, we provide conceptual and detailed design services, conduct feasibility studies, and prepare plans and specifications. During the construction phase, we generally act as the owner’s representative, providing project management, construction management, surveying, and resident engineering services. In our Consulting Services business, we focus principally on fee-for-service work and rarely act as the contractor or take on construction risk. In our Construction Services business, we provide construction management at-risk services. During the maintenance phase that follows project completion, we provide ongoing professional services for integrity management, as well as for maintenance and rehabilitation projects such as facilities and infrastructure management, facilities operations, and performance engineering. In the final decommissioning phase, we provide solutions, recommendations, and remediation strategies for taking facilities out of active service.

The MWH acquisition provides a broader enhanced service offering throughout the complete project life cycle and expands our service offering in the construction phase. Specifically, MWH adds global capabilities in water-related design services to our key hydropower, oil and gas, mining, and industrial clients. MWH’s global client portfolio is expected to generate opportunities for our Energy & Resources business operating unit to cross-sell its engineering services. We believe that further opportunities exist to cross-sell services out of our Buildings and Environmental Services business operating units to MWH’s clients. Service offerings will also be enhanced due to the addition of Innovyze—a subsidiary of MWH and global provider of wet infrastructure business analytics software solutions to water and wastewater utilities, government agencies, and engineering organizations worldwide.

Key Performance Drivers and Capabilities

The key performance drivers and capabilities in our Consulting Services business have not substantially changed from those described in our 2015 Annual Report (incorporated here by reference).

Our new service offering—Construction Services—offers start-to-finish construction capabilities to municipal, utility, federal, and industrial clients, including commissioning and start-up services in the United States’ and United Kingdom’s water and energy sectors. Construction Services revenue is derived primarily through cost-reimbursable, guaranteed-maximum price contracts or fixed-price contracts. Compared to our other reportable segments, Construction Services uses more subconsultants and has lower margins.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-4	Stantec Inc.

The main contract types in this segment fall generally into four functional areas:

•	Construction management at-risk
•	Design-build and progressive design-build
•	Construction management in support of design completed by Consulting Services
•	Hard-bid construction with self-performance

Key performance drivers for Construction Services are similar to our legacy Stantec drivers for our Water sector in our Infrastructure business operating unit. Specifically, trends that are expected to impact water infrastructure requirements and drive growth in the sector include demographic shifts, water scarcity, climate change, globalization and geopolitics, technology, and economic cycles.

Results

OVERALL PERFORMANCE

Highlights for Q3 16

Our Q3 16 results and performance reflect the four strategic acquisitions completed year to date, as well as the completion of a common share offering and the renegotiation of our long-term debt in the second quarter of 2016. In particular, the acquisition of MWH significantly added to our operating results and created a new service offering—Construction Services. Comparing the third quarter of 2015 to the third quarter of 2016, our gross revenue increased 67.5%—from $750.8 million to $1,257.3 million; adjusted EBITDA increased 21.5%—from $93.6 to $113.7 million; net income decreased 1.2%—from $49.9 to $49.3 million; diluted earnings per share (EPS) decreased 18.9%—from $0.53 to $0.43; and adjusted diluted EPS decreased 5.2%—from $0.58 to $0.55. (EBITDA, adjusted EBITDA, and adjusted diluted EPS are non-IFRS measures and are discussed in the Definition of Non-IFRS Measures section of this report.)

Our Q3 16 results were positively impacted by an increase in revenue because of acquisitions completed in 2015 and 2016. Our Infrastructure business operating unit has stable organic revenue in Q3 16 compared to Q3 15, and our other Consulting Services business operating units retracted organically in the quarter.

Our results were impacted by a slight decrease in gross margin—from 54.5% in Q3 15 to 54.2% in Q3 16—due to the mix of projects and the addition of the Construction Services business, which generates a lower margin than our Consulting Services business. Also, there were downward pressures on fees in some sectors. Our administrative and marketing expenses increased as a percentage of net revenue—from 39.4% in Q3 15 to 41.1% in Q3 16—mainly because Q3 15 was positively impacted by the fair value of share-based compensation and Q3 16 had higher administrative labor costs. There was also an increase in integration activities resulting from the MWH acquisition. Interest expense increased $5.0 million in Q3 16 compared to Q3 15, primarily due to an increase in our outstanding long-term debt, attributable to the MWH acquisition.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-5	Stantec Inc.

The following table summarizes key financial data for Q3 16 and Q3 15 and the first three quarters of 2016 and 2015:

	Quarter Ended September 30				Three Quarters Ended September 30

(In millions of Canadian dollars, except per share amounts and %)	2016	2015	$ Change	% Change	2016	2015	$ Change	% Change

Gross revenue	1,257.3	750.8	506.5	67.5%	3,059.3	2,166.8	892.5	41.2%
Net revenue	872.2	620.1	252.1	40.7%	2,278.2	1,806.3	471.9	26.1%
EBITDA (note 1)	113.1	93.4	19.7	21.1%	253.4	251.7	1.7	0.7%
Adjusted EBITDA (note 2)	113.7	93.6	20.1	21.5%	268.5	245.8	22.7	9.2%
Net income	49.3	49.9	(0.6)	(1.2%)	101.1	131.1	(30.0)	(22.9%)

EPS – basic	0.43	0.53	(0.10)	(18.9%)	0.97	1.39	(0.42)	(30.2%)
EPS – diluted	0.43	0.53	(0.10)	(18.9%)	0.96	1.39	(0.43)	(30.9%)
Adjusted EPS – basic (note 3)	0.55	0.59	(0.04)	(6.8%)	1.34	1.50	(0.16)	(10.7%)
Adjusted EPS – diluted (note 3)	0.55	0.58	(0.03)	(5.2%)	1.34	1.49	(0.15)	(10.1%)
Cash dividends declared per common share	0.1125	0.1050	0.0075	7.1%	0.3375	0.3150	0.0225	7.1%

Cash flows
From operating activities	59.2	84.1	(24.9)	n/m	80.5	56.4	24.1	n/m
Used in investing activities	(45.1)	(28.6)	(16.5)	n/m	(1,107.7)	(190.5)	(917.2)	n/m
From (used in) financing activities	(47.8)	(19.5)	(28.3)	n/m	1,084.9	31.5	1,053.4	n/m

n/m = not meaningful

note 1: EBITDA is a non-IFRS measure and is further discussed in the Definition of Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section (the “Definitions Section”) of our 2015 Annual Report. The Definitions Section is incorporated here by reference.

note 2: Adjusted EBITDA is a non-IFRS measure and is further discussed in the Definition of Non-IFRS Measures section of this report.

note 3: Adjusted basic and diluted earnings per share (EPS) are non-IFRS measures and are further discussed in the Definition of Non-IFRS Measures section of this report.

The following highlights our key activities and initiatives undertaken in the quarter ended September 30, 2016:

•	Our reportable segments had organic retraction in Q3 16 compared to Q3 15. Year to date, our US Consulting Services reportable segment had 2.1% organic growth.

•	Our Infrastructure business operating unit had stable organic revenue in Q3 16 compared to Q3 15, mainly due to continued strong growth in our Transportation sector and continued good performance in our Water sector in both Canada and the United States.

•	Our Buildings operating unit had slight organic retraction of 2.7% in Q3 16 compared to Q3 15 with strong organic growth in the United States, offset by organic revenue retraction in our Canadian and Global operations. The retraction occurred primarily because of the decline in the oil and gas sector, impacting both private and public spending in Canada and the Middle East. In addition, although we have been successful in pursuing design-build public-private partnership (P3) projects, a number of them are in the bid phase. During this phase for these types of projects, we perform work at reduced fees and margins, which are then increased if our team is successful in securing the project.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-6	Stantec Inc.

•	Energy & Resources had 29.7% organic revenue retraction and Environmental Services had 14.2% retraction during Q3 16 compared to Q3 15 because of the continued decline in the oil and gas and mining sectors in Canada and the United States, but these retractions are at a reduced rate compared to the end of 2015.

•	On September 16, 2016, we acquired all the shares and business of Edwards & Zuck, P.C. and Edwards & Zuck, D.P.C (collectively, Edwards & Zuck), adding approximately 120 staff to our Company. Edwards & Zuck is based in New York, New York; Miami, Florida; Morristown, New Jersey; and Stamford, Connecticut. Edwards & Zuck provides expertise in mechanical, electrical, and plumbing design. This addition enhances our Buildings business operating unit in the United States.

•	We declared and paid a cash dividend of $0.1125 per share on October 13, 2016, to shareholders of record on September 30, 2016. Additionally, on November 9, 2016, we declared a dividend of $0.1125 per share, payable on January 12, 2017, to shareholders of record on December 30, 2016.

RESULTS COMPARED TO 2016 TARGETS

In the Management’s Discussion and Analysis in our 2015 Annual Report (in the Outlook section on pages M-54 and M-55), we established various target ranges of expected performance measures for fiscal year 2016. As a result of the MWH acquisition on May 6, 2016, our 2016 budgets are no longer appropriate and our capital structure has changed. Because these budgets and capital structure were key assumptions when we established our targets for 2016, we withdrew our 2016 performance measure targets in Q2 16. We will re-evaluate appropriate targets during our annual strategic planning process.

RESULTS OF OPERATIONS

The following table summarizes key operating results as a percentage of net revenue and the percentage increase or decrease in the dollar amount for each key operating result:

	Quarter Ended Sept 30			Three Quarters Ended Sept 30

	Percentage of Net Revenue		Percentage Increase (Decrease) *	Percentage of Net Revenue		Percentage Increase (Decrease) *
	2016	2015	2016 vs. 2015	2016	2015	2016 vs. 2015

Gross revenue	144.2%	121.1%	67.5%	134.3%	120.0%	41.2%
Net revenue	100.0%	100.0%	40.7%	100.0%	100.0%	26.1%
Direct payroll costs	45.8%	45.5%	41.4%	46.0%	45.4%	27.8%
Gross margin	54.2%	54.5%	40.1%	54.0%	54.6%	24.7%
Administrative and marketing expenses	41.1%	39.4%	46.8%	42.6%	41.0%	31.2%
Depreciation of property and equipment	1.6%	1.9%	19.0%	1.6%	1.9%	8.3%
Amortization of intangible assets	2.8%	1.6%	138.2%	2.4%	1.6%	89.0%
Net interest expense	0.9%	0.4%	185.2%	0.9%	0.5%	163.4%
Other net finance expense	0.2%	0.1%	137.5%	0.4%	0.1%	133.3%
Share of income from joint ventures and associates	(0.1%)	(0.1%)	75.0%	(0.1%)	(0.1%)	12.5%
Foreign exchange loss	0.0%	0.0%	n/m	0.0%	0.0%	n/m
Other income	0.0%	0.0%	n/m	0.0%	(0.4%)	n/m
Income before income taxes	7.7%	11.2%	(2.0%)	6.2%	10.0%	(22.3%)
Income taxes	2.1%	3.1%	(3.7%)	1.8%	2.7%	(20.9%)
Net income	5.6%	8.1%	(1.4%)	4.4%	7.3%	(22.9%)

n/m = not meaningful

* Percentage increase (decrease) calculated based on the dollar change from the comparable period.

The following sections outline specific factors that affected the results of our operations in the third quarter of 2016 and should be read in conjunction with our unaudited interim consolidated financial statements for the quarter ended September 30, 2016.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-7	Stantec Inc.

GROSS AND NET REVENUE

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant, subcontractor, and other direct expenses) and analyze results in relation to net revenue rather than gross revenue. The difference between gross revenue and net revenue is larger for construction-related projects than for consulting-related projects since Construction Services incurs higher costs for subcontractors, direct materials, and equipment.

For the purpose of the analysis and tables that follow, revenue earned by acquired companies in the first 12 months following an acquisition is initially reported as revenue from acquisitions and thereafter reported as organic revenue.

Our business generates a portion of its gross revenue in foreign currencies, primarily in US dollars. In 2015, all reportable segments generated a portion of gross revenue in the United States. The value of the Canadian dollar averaged US$0.77 in Q3 16 compared to US$0.76 in Q3 15, representing a 1.3% increase. The Canadian dollar averaged US$0.76 year to date in 2016 compared to US$0.79 year to date in 2015, representing a 3.8% decrease. The strengthening Canadian dollar had a negative effect on the revenue reported in Q3 16 compared to Q3 15. Fluctuations in other foreign currencies did not have a material impact on our revenue in Q3 16 compared to Q3 15.

Our contract backlog was $3.9 billion at September 30, 2016—$2.9 billion in Consulting Services and $1.0 billion in Construction Services—compared to $2.2 billion at December 31, 2015. (Backlog is a non-IFRS measure further discussed in the Definitions section of our 2015 Annual Report.) The $1.7 billion increase resulted mainly from the MWH acquisition ($1.6 billion). This increase was partly offset by the fluctuation in foreign exchange since the Canadian dollar was US$0.76 at September 30, 2016, compared to US$0.72 at December 31, 2015.

The following tables summarize the impact of acquisitions, organic growth, and foreign exchange on our gross and net revenue:

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-8	Stantec Inc.

Gross Revenue (In millions of Canadian dollars)	Quarter Ended Sept 30 2016 vs . 2015	Three Quarters Ended Sept 30 2016 vs . 2015

Increase (decrease) due to
Acquisition growth	568.6	972.4
Organic retraction	(59.1)	(130.7)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(3.0)	50.8

Total net increase in gross revenue	506.5	892.5

Net Revenue (In millions of Canadian dollars)	Quarter Ended Sept 30 2016 vs . 2015	Three Quarters Ended Sept 30 2016 vs . 2015

Increase (decrease) due to
Acquisition growth	308.0	553.1
Organic retraction	(53.7)	(121.3)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(2.2)	40.1

Total net increase in net revenue	252.1	471.9

The acquisitions that led to acquisition growth are listed in the following Gross Revenue by Reportable Segments section. Organic gross revenue in Q3 16 compared to Q3 15 was stable in our Infrastructure business operating unit. Organic gross revenue retracted in our Buildings, Energy & Resources, and Environmental Services business operating units.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-9	Stantec Inc.

Gross Revenue by Reportable Segments

The following charts and tables summarize gross revenue and gross revenue growth in our two service offerings and our four reportable segments—Consulting Services for Canada, United States, and Global; and Construction Services.

Gross Revenue by Reportable Segment
(In millions of Canadian dollars)	Quarter Ended Sept 30, 2016	Quarter Ended Sept 30, 2015	Total Change	Change Due to Acquisitions	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange
Consulting Services
Canada	292.0	337.3	(45.3)	1.3	(46.6)	n/a
United States	581.0	389.7	191.3	199.0	(5.5)	(2.2)
Global	135.0	23.8	111.2	119.0	(7.0)	(0.8)

Total Consulting Services	1,008.0	750.8	257.2	319.3	(59.1)	(3.0)
Construction Services	249.3	-	249.3	249.3	-	-

Total	1,257.3	750.8	506.5	568.6	(59.1)	(3.0)
n/a = not applicable

Gross Revenue by Reportable Segment
(In millions of Canadian dollars)	Three Quarters Ended Sept 30, 2016	Three Quarters Ended Sept 30, 2015	Total Change	Change Due to Acquisitions	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange
Consulting Services
Canada	884.0	1,008.0	(124.0)	9.5	(133.5)	n/a
United States	1,529.5	1,084.5	445.0	374.2	22.4	48.4
Global	255.8	74.3	181.5	198.7	(19.6)	2.4

Total Consulting Services	2,669.3	2,166.8	502.5	582.4	(130.7)	50.8
Construction Services	390.0	-	390.0	390.0	-	-

Total	3,059.3	2,166.8	892.5	972.4	(130.7)	50.8
n/a = not applicable

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-10	Stantec Inc.

Total gross revenue in Q3 16 was positively impacted by the acquisitions completed in 2015 and 2016. This increase was partly offset by the strengthening Canadian dollar in Q3 16 compared to Q3 15 and by organic revenue retraction, primarily in Canada.

The following acquisitions, completed in 2015 and 2016, impacted our reportable segments year to date:

Consulting Services – Canada

•	Canadian engineering operations of Dessau Inc., 9073-4195 Quebec Inc., and Azimut Services (Central) Inc. (collectively, Dessau) (January 2015)
•	MWH Global, Inc. (MWH) (May 2016)

Consulting Services – United States

•	Sparling, Inc. (Sparling) (February 2015)
•	VI Engineering, LLC (VI Engineering) (July 2015)
•	VA Consulting, Inc. (VA Consulting) (August 2015)
•	Fay, Spofford & Thorndike, Inc. (FST) (October 2015)
•	The Infrastructure Americas Division of Kellogg Brown & Root Services, Inc. (KBR) (December 2015)
•	Bury Holdings, Inc. (Bury) (March 2016)
•	VOA Associates, Inc. (VOA) (May 2016)
•	MWH Global, Inc. (MWH) (May 2016)
•	Edwards & Zuck, P.C and Edwards & Zuck, D.P.C. (collectively, Edwards & Zuck) (September 2016)

Consulting Services – Global

•	MWH Global, Inc. (MWH) (May 2016)

Construction Services

•	MWH Global, Inc. (MWH) (May 2016)

Consulting Services – Canada

Gross revenue from our Consulting Services Canadian operations decreased 13.4% in Q3 16 compared to Q3 15 and 12.3% year to date. We continued to experience a retraction in our Energy & Resources and Environmental Services business operating units due to the decline in the oil and gas and mining sectors. We also experienced retraction in our Buildings business operating unit due to the decline in the oil and gas industry and the number of P3 projects currently in the bid phase (further described below). These retractions were partly offset by strong growth in our Infrastructure business operating unit.

In the private sector, our Energy & Resources business operating unit experienced retraction in three sectors: oil and gas, mining, and power. Recent gains in oil and gas prices in Q3 16 have brought oil prices back to those seen at the end of Q3 15. Although the outlook for the remainder of 2016 is that prices will increase further, they will likely be insufficient to spur significant new capital investments or activities in 2016. In our Oil & Gas business, we saw organic gross revenue retraction at a slower rate in Q3 16 than in the previous five quarters. We continued to win a stream of generally smaller projects as a result of our strong client relationships and industry expertise. Mining retracted less this quarter because a few significant projects did wind down in Q3 15. This sector continued to be challenged by weak metal and commodity prices. Power retracted as a result of the pricing pressures in Quebec and the slow economic conditions in Alberta. The summer months are typically the busiest time for the Environmental Services business operating unit; however, this increase in our Environmental Services business was muted this year. Clients in the oil and gas sector continued to make up about 30% of Canada’s Environmental Services revenues; therefore, the main reason for the retraction, felt mostly in Alberta and Ontario, is the downturn in the oil and gas sector. In our Community Development business, this downturn was felt most strongly in Alberta. However, there was small growth in Ontario in our Community Development sector because economies continued to benefit from low interest rates, housing demand with low inventory of properties, and employment growth.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-11	Stantec Inc.

In contrast, the public sector’s support of investment in infrastructure remains robust and, in general, has increased, demonstrated by the federal and key provincial budgets released this year. We believe that our Transportation and Water sectors in our Infrastructure business operating unit will continue to benefit. Year to date, we experienced strong organic growth in Transportation because of ongoing significant public investments to meet demands for new infrastructure in roadways, bridges, and transit systems. Water has shown moderate growth year to date compared to 2015. Buildings retracted year to date because some major projects were completed, and we invested in several significant P3 pursuits to replace that backlog. Although we have been and continue to be successful in pursing design-build P3 projects, a number of them are in the bid phase. During this phase for these types of projects, we perform work at reduced fees and margins, which are then increased if our team is successful in securing the project. We continued to benefit from projects under the P3 model in a number of sectors because of our experience and expertise in this delivery model.

Consulting Services – United States

Gross revenue in our Consulting Services US operations increased 49.1% in Q3 16 compared to Q3 15 and 41.0% year to date in 2016 compared to 2015. These increases resulted primarily from acquisition growth. Year-to-date growth also resulted from foreign exchange because the US dollar strengthened compared to the Canadian dollar. Organic revenue retracted by 1.4% in Q3 16 compared to Q3 15 and grew 2.1% year to date in 2016 compared to 2015. The organic revenue retraction in Q3 16 was mainly due to projects winding down in our Environmental Services business operating unit and Community Development sector. Year to date, organic growth occurred for the most part in our Infrastructure and Buildings business operating units. A rebound in Power with growth in transmission and distribution work helped offset a year-to-date organic revenue retraction in Oil & Gas, Environmental Services, and Water, which retracted slightly due to the timing of the completion and start-up of new projects.

In the private sector, the housing market continued to grow, specifically in Florida, Texas, and the western United States. We saw a persistent trend toward urbanization, which means that cities need to be revitalized. Our Buildings business operating unit was supported by our expanded architectural presence because of recent acquisitions and increased work in the healthcare and biopharmaceutical sectors. We continued to capitalize on our expertise in environmental mitigation and to build on our remediation and recovery expertise in our Environmental Services business.

The public sector was characterized by uncertainty in the political and regulatory environment, notably at the federal level. Partly in response to fiscal constraints, design-build opportunities continued to increase in the United States. Organic revenue increased in our Transportation sector due to our strategic market position in North America. This led to an increased number of opportunities, such as major light rail transit, roadway, and bridge projects. Environmental Protection Agency regulations continued to provide opportunities with our Power clients, and transmission and distribution opportunities remained steady. We continued to build our expertise in flood protection and resiliency. Our Water sector continued to benefit from regulatory requirements, including the consent decrees in the United States that mandate municipalities to upgrade their water and wastewater facilities, as well as the ongoing efforts of public agencies to improve the efficiency of their operations.

The MWH acquisition added $127.6 million in gross revenue in Q3 16 and $201.7 million since May 6, 2016, to our US Energy & Resources, Environmental Services, and Infrastructure business operating units. Approximately 67% of this revenue was generated in our Water sector, and approximately 33% was generated in our Environmental Services business operating unit and our Mining, Waterpower & Dams, and Transportation sectors. Water continued to have solid performance and we secured major projects (further illustrated in the Infrastructure section below).

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-12	Stantec Inc.

Consulting Services – Global

Gross revenue from our Consulting Services Global operations increased $111.2 million in Q3 16 compared to Q3 15 and $181.5 million year to date in 2016 compared to 2015. These increases were mainly due to the MWH acquisition and a slight strengthening of foreign currencies compared to the Canadian dollar. Organic revenue retracted year to date in our Mining sector and our Buildings business operating unit. The decline in Mining resulted from the general decline in the global commodities market. Revenue retraction in Buildings was due in part to not replacing completed projects with projects of a similar size, project delays due to government budget constraints, a high degree of alternative project delivery bidding, and the divestiture of our India operations in Q4 15.

Gross revenue generated from the MWH acquisition added $119.0 million in the quarter and $198.7 million since May 6, 2016, to our Consulting Services Global operations. Our Water sector in the Middle East performed well and is meeting management’s expectations; in our Water operation in the United Kingdom, we continued to have strong activity; and in the Asia Pacific Water operation, revenues exceeded expectations. Acquisition revenue was partly impacted by a softening Asia Pacific Transportation sector, as well as project delays and volume reductions in Latin American mining projects. In Australia, depressed commodity prices slowed the country’s mining and energy sectors, and infrastructure spending is down in the private and public sectors while Federal and some state governments address fiscal deficits.

Construction Services

Construction Services earned $249.3 million in gross revenue in the quarter and $390.0 million since the MWH acquisition on May 6, 2016. Revenue was generated primarily in the United States and United Kingdom.

The United States generated $155.7 million in gross revenue in Q3 16 and $238.4 million since May 6, 2016. Significant activity for Q3 16 related to strong waste-plant activity in the west because various projects are in the construction phase. Also, project activity increased in the US industrial commercial and facility management market. These activities were offset by project delays in Dallas, Texas, where projects continued to be impacted by weather conditions and scheduling delays.

The United Kingdom generated $93.6 million in gross revenue in Q3 16 and $151.6 million since May 6, 2016. Construction Services in the United Kingdom was impacted by procurement and timing delays in waste-to-energy projects and the timing of work on Asset Management Plan 6 (AMP6) frameworks. Gross revenue earned in the United Kingdom year to date was negatively impacted by an 8.8% decline in the British pound sterling from May 6, 2016, to September 30, 2016, compared to the Canadian dollar.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-13	Stantec Inc.

Gross Revenue by Consulting Services – Business Operating Units

The following charts and tables summarize gross revenue and gross revenue growth in our four Consulting Services business operating units—Buildings, Energy & Resources, Environmental Services, and Infrastructure:

Gross Revenue by Consulting Services - Business Operating Unit
	Quarter Ended Sept 30

(In millions of Canadian dollars, except %)	2016	% of Consulting Services Gross Revenue	2015	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2016 vs. 2015
Consulting Services
Buildings	201.2	20.0%	190.6	25.4%	5.6%
Energy & Resources	123.0	12.2%	101.5	13.5%	21.2%
Environmental Services	174.3	17.3%	159.9	21.3%	9.0%
Infrastructure	509.5	50.5%	298.8	39.8%	70.5%

Total Consulting Services	1,008.0	100.0%	750.8	100.0%	34.3%

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Energy & Resources and Infrastructure business operating units.

	Three Quarters Ended Sept 30

(In millions of Canadian dollars, except %)	2016	% of Consulting Services Gross Revenue	2015	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2016 vs. 2015
Consulting Services
Buildings	614.2	23.0%	573.5	26.4%	7.1%
Energy & Resources	317.5	11.9%	340.0	15.7%	(6.6%)
Environmental Services	449.8	16.9%	424.0	19.6%	6.1%
Infrastructure	1,287.8	48.2%	829.3	38.3%	55.3%

Total Consulting Services	2,669.3	100.0%	2,166.8	100.0%	23.2%

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Energy & Resources and Infrastructure business operating units.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-14	Stantec Inc.

As indicated above, gross revenue growth was impacted by acquisitions, organic revenue retraction, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact that these factors had on gross revenue earned by each Consulting Services business operating unit is summarized in the following tables:

Gross Revenue by Consulting Services - Business Operating Unit
	Quarter Ended Sept 30, 2016 vs. 2015

(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange
Consulting Services
Buildings	10.6	17.2	(5.2)	(1.4)
Energy & Resources	21.5	51.7	(30.1)	(0.1)
Environmental Services	14.4	37.6	(22.7)	(0.5)
Infrastructure	210.7	212.8	(1.1)	(1.0)

Total Consulting Services	257.2	319.3	(59.1)	(3.0)

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Energy & Resources and Infrastructure business operating units.

	Three Quarters Ended Sept 30, 2016 vs. 2015

(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange
Consulting Services
Buildings	40.7	34.0	(7.3)	14.0
Energy & Resources	(22.5)	85.6	(112.4)	4.3
Environmental Services	25.8	63.1	(46.4)	9.1
Infrastructure	458.5	399.7	35.4	23.4

Total Consulting Services	502.5	582.4	(130.7)	50.8

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Energy & Resources and Infrastructure business operating units.

Following are the acquisitions completed in 2015 and 2016 that impacted specific Consulting Services business operating units year to date:

• Buildings Dessau (Jan. 2015) Sparling (Feb. 2015) FST (Oct. 2015) VOA (May 2016) Edwards & Zuck (Sep. 2016)	• Energy & Resources Dessau (Jan. 2015) VI Engineering (July 2015) MWH (May 2016)	• Environmental Services Dessau (Jan. 2015) FST (Oct. 2015) MWH (May 2016)	• Infrastructure Dessau (Jan. 2015) VA Consulting (Aug. 2015) FST (Oct. 2015) KBR (Dec. 2015) Bury (Mar. 2016) MWH (May 2016)

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-15	Stantec Inc.

Buildings

Gross revenue for our Buildings business operating unit increased 5.6% in Q3 16 compared to Q3 15 and increased 7.1% year to date in 2016 compared to 2015. Gross revenue increased as a result of acquisition growth and year to date due to foreign exchange because the US dollar strengthened compared to the Canadian dollar. Organic revenue retraction was 2.7% in Q3 16 compared to Q3 15 and 1.3% year to date. Our Canada and Global operations experienced retraction that was partly offset by strong organic growth in our United States operations. Retraction occurred mainly due to the number of design-build P3 projects that are in the bid phase (explained in the Construction Services – Canada section above) and the decline in the oil and gas sector, which impacted private and public spending in our Canadian and Middle East operations. The quarter was positively impacted by the recognition of $2.2 million on a P3 project resulting from a success fee and revisions to estimates to complete and contract revenue.

In Canada, we maintained strong activity in the healthcare, commercial, and education markets, and we also experienced steady activity in the Civic and Industrial sectors. In the United States, gross revenue increased due to strategic acquisitions completed in 2015 and 2016. We continued to see increased opportunities in the eastern United States, particularly in our Commercial sector. We benefit from the urbanization trend across North America as inner cities are revitalized. Our newly created Civic sector provides a range of services to respond to these needs.

Of the projects secured in the quarter, one highlight is our Company being the prime consultant and design lead on the successful team for the new Mackenzie Vaughan Hospital in Vaughan, Ontario. Our architecture, landscape, and transportation teams are collaborating on this large greenfield state-of-the-art hospital that will include over 350 patient beds with the capacity to expand to more than 500. It will be the first hospital in Canada to include fully integrated “smart” technology, which features systems and medical devices that can transmit data to one another, maximizing clinical and operational efficiencies. In addition, we were selected by the University of Toronto to provide full building design services for renovations to the Dentistry Building, home of Canada’s oldest and largest dental school. The new space will feature modern open-plan labs, shared support rooms, faculty offices, and a shared collaboration space.

Energy & Resources

Gross revenue for our Energy & Resources business operating unit increased 21.2% in Q3 16 compared to Q3 15 and decreased 6.6 % year to date in 2016 compared to 2015. Revenue was positively impacted by acquisition growth. Organic gross revenue retracted 29.7% in Q3 16 compared to Q3 15 and 33.1% year to date in 2016 compared to 2015.

The sustained weakness in the oil and gas sector in Canada and the United States has been impacting our engineering services, although at a reduced rate of retraction in the last two quarters compared to Q1 16 and Q4 15. We experienced organic revenue growth in our US Power and Mining sectors, offset by organic revenue retraction for these sectors in our Canadian operations. Throughout the significant and rapid decline in the oil and gas industry, we aligned our staffing levels with workload, managed our margins, and maintained our strong client relationships. In 2014, our oil and gas engineering services represented approximately 15% of our Company’s overall annual gross revenue; in 2015, it represented approximately 8%; and year to date in Q3 16, it represented 4%. This change and the change in the environmental services we provide to this industry (described below) reduce the impact of our exposure to further potential declines in this industry.

The year-to-date retraction in our Oil & Gas sector continued because of the ongoing substantially lower price environment and volatility in oil and gas prices that caused curtailed capital spending and continued pressure to reduce rates in this sector. Delays in regulatory approvals for export pipelines have also contributed to the slowdown in both midstream and upstream work. In our midstream business, new work in 2016 continued to be awarded for smaller projects but was slow due to the impact of uncertain market conditions. Despite these conditions, we were recently selected by a major midstream service provider to complete detailed engineering of the scope for upgrades to an existing butane injection facility in Edmonton, Alberta. In the upstream sector—a smaller portion of our business—projects continued to be deferred or cancelled as clients adapted to lower commodity prices and market supply and demand changes.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-16	Stantec Inc.

In our Power sector, we continued securing projects as a result of infrastructure improvement, environmental compliance, and resiliency requirements in the transmission and distribution and the power replacement markets. Our Canadian Power operations were impacted by the continued slowdown in capital spending by oil and gas clients, resulting in deferred and cancelled proposed gas-generation projects. In the United States, year-to-date organic revenue was stable, assisted by the renewable energy and transmission and distribution subsectors. We secured two significant alternative energy projects in the quarter, including the buildings and interconnection design for Deltro Energy’s Battery Energy Storage System project in Toronto, Ontario. Deltro will be Canada’s largest battery energy storage system. Also, we were selected to provide site civil, turbine foundation design, substation and underground collector system electrical, and geotechnical investigations for E.ON Climate and Renewables’ 50-turbine, 120-megawatt Grizzly Bear Creek wind farm in east central Alberta.

Our Mining sector’s organic revenue retraction year to date is primarily attributed to the continuing slowdown in the mining market but was also caused by the one-time recognition of additional fees in the first half of 2015, which resulted from attaining certain performance metrics on a major project. The same project was postponed by the client due to market conditions resulting in reduced project revenue year to date compared to the same period in 2015. Our US mining operations had organic growth offset by organic retraction in our Canadian and Global operations, primarily due to our clients’ curtailed spending on major projects and the continued challenging macroeconomic industry conditions. As a result of this retraction, we continued to align our staffing levels to match workload. Although there is a shortage of larger capital projects, we maintained our client relationships and were successful in winning midsized projects and studies in Canada and in various international locations. For example, in the third quarter, our team was selected as prime consultant and asked to provide a pre-feasibility-level study for the El Bermejal gold mine in Guerrero, Mexico. The study will determine the preliminary mine design, mine development and production schedules, equipment and infrastructure requirements, capital investment and operating costs, and an execution plan to enable profitable gold production to continue.

The MWH acquisition added $51.7 million gross revenue in Q3 16 and $83.1 million since May 6, 2016, to our Mining and Waterpower & Dams sectors. Mining experienced project delays and decreased project activity in Latin America. Activity remains strong in the Waterpower & Dams sector, especially in US East and Global operations.

Environmental Services

Gross revenue for our Environmental Services business operating unit increased 9.0% in Q3 16 compared to Q3 15 and 6.1% year to date in 2016 compared to 2015. Revenue was positively impacted by acquisition growth. Organic gross revenue retracted 14.2% in Q3 16 compared to Q3 15 and 10.9% year to date in 2016 compared to 2015.

Retraction in organic gross revenue year to date resulted from low commodity prices and reduced capital spending, primarily in the midstream oil and gas sector. This led to project delays and cancellations and put downward pressure on project fees. In the United States, organic gross revenue retracted due to the winding down of projects; this was partly offset by growth in the Power and Transportation sectors. We experienced increased activity in airport and rail projects as well as highway and road projects, particularly in our US East operations. In 2014, our oil and gas environmental services represented approximately 11% of our Company’s overall gross revenue; in 2015, it represented approximately 7%; and year to date in 2016, it represented 5%. This change reduces the impact of our exposure to further potential declines in this industry.

In slower market conditions, clients in the industry review their supply chain for opportunities to gain efficiencies, thereby impacting our margins. However, we continued to secure new clients and an increased number of smaller project opportunities.

In Canada and the United States, growth opportunities for environmental services work exist, primarily in the power sector within the renewables market. Opportunities in Canada also exist—particularly for water, transportation, and wastewater infrastructure projects—because of the federal government’s plans for infrastructure spending (specifically in aboriginal communities). Emerging opportunities in Canada include municipal, rail, and port projects as well as

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-17	Stantec Inc.

insurance and brownfield redevelopment in our Commercial sector. US federal funding programs that impact our Environmental Services remain stable.

The MWH acquisition added $36.9 million in gross revenue in Q3 16 and $61.1 million since May 6, 2016, to our Environmental Services business operating unit. Greater-than-expected project activity occurred in Italy because of the acceleration of a large environmental services contract. Activity continued to soften in the United States, partly due to lower mobilization on projects by key clients.

Highlights of projects secured in the quarter include archaeological impact assessment work for all remaining areas scheduled for construction along a large cross-provincial pipeline in western Canada. In addition, Defence Construction Canada recently awarded us a place on its three-year source list for contaminated site assessments and monitoring services for the Department of National Defence at several locations in Ontario. We were also listed by the Utah Department of Transportation for planning and preconstruction consulting services on a number of transportation and construction-related service contracts. In several consulting disciplines, we are qualified to do environmental document preparation and technical analysis support; hazardous materials, waste assessment, and remediation; hydraulic and structures design; planning; preconstruction, value, and right-of-way engineering; public involvement; and risk analysis.

Infrastructure

Gross revenue for our Infrastructure business operating unit increased 70.5% in Q3 16 compared to Q3 15 and 55.3% year to date in 2016 compared to 2015. These increases were mainly due to acquisition growth. Year-to-date growth also resulted from foreign exchange. Organic gross revenue was stable in Q3 16 compared to Q3 15 but demonstrated 4.3% organic revenue growth year to date in 2016 compared to 2015. Year-to-date growth occurred due to strong organic growth in our Transportation sector and was partly offset by retraction in our Community Development sector.

Our Community Development sector saw organic gross revenue retraction year to date in 2016 compared to the same period in 2015; retraction occurred primarily in Canada (and primarily in western Canada) while a slight retraction occurred in the United States. We perform approximately half of our Community Development work in Canada and half in the United States. The slowing economy in Alberta resulted in lower business volume, but eastern Canada remained stable. With the exception of Alberta, both countries otherwise experienced a continued demand for housing, continued interest in urban development, and an increase in mixed-use commercial projects. We continued to work on US urban design projects, further diversifying our strong greenfield business in the sunbelt states. Additionally, opportunities for municipal parks and open space work and for private sector commercial and institutional work continued to improve.

Our Transportation sector generates approximately 75% of its revenue in the United States. An expanding US economy and our North American strategic market position led to increased organic growth opportunities such as major light-rail transit, roadway, and bridge projects. The KBR and FST acquisitions, completed in 2015, further expanded our US presence. Our Transportation sector works on projects of various sizes; this provides diversity, which positions us to compete in both large and small markets. Transportation’s backlog grew and we continued to pursue large project opportunities in both the United States and eastern Canada. Our work continued to be a diverse mix of design, bridge condition inspection, intelligent transportation systems, transit, and program management and construction inspection; the most prevalent work was roadway design for multiple Departments and Ministries of Transportation. For example, during the quarter, we were selected by the Kentucky Transportation Cabinet as prime consultant to develop potential improvement projects that reduce congestion and increase mobility in the Northern Kentucky region. The study will examine multiple bypass options, including a proposed 68-mile (109-kilometre) bypass of Cincinnati; traffic management strategies in the I-75/71 corridor; and the update and verification of existing information relating to the costs and impacts of the Brent Spence Bridge Replacement project.

Our Water sector had stable organic revenue year to date compared to the same period in 2015. During Q3 16, several large projects in Canada were extended or resumed and major new projects in the United States were started. We continued to benefit from regulatory requirements, including the consent decrees in the United States, which

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-18	Stantec Inc.

mandate municipalities to upgrade their water and wastewater facilities, as well as the continued efforts of public agencies and private industrial concerns to improve operational efficiency. Our Canadian and US Water operations continued work on existing projects and new treatment plant work in British Columbia, Ontario, and Virginia.

The MWH acquisition added $159.3 million gross revenue in Q3 16 and $258.3 million since May 6, 2016, to our Water and Transportation sectors. Water in the United States continued to have solid performance; utilization increased in the quarter, and we continued to secure major projects. Our Middle East Water sector performed well and met management’s expectations. Our UK Water sector is entering year two of the AMP five-year cycle. Year one was slower to generate revenue compared to the revenue expected for years two to four. Gross revenue earned in the United Kingdom during the quarter was negatively impacted by a decline in the British pound sterling compared to the Canadian dollar—from $1.86 at the beginning of May to $1.70 on September 30, 2016, representing an 8.6% decrease. Revenues in our Asia Pacific transportation group remain soft, driven by market changes in New Zealand and demand weaknesses in provincial markets where MWH has historically had a strong presence.

Highlights of work secured in the quarter include an expanded role on the City of Ottawa’s combined sewage storage tunnel project. We previously completed the design and assisted with contractor procurement for the project, an important part of the City’s Ottawa River Action Plan. Because of the MWH acquisition, we were awarded a significant project for the Miami-Dade County Water & Sewer Department in Florida. For all well systems in the county, we will provide consulting and engineering services for all aspects of water supply, water disposal, aquifer storage and recovery, reuse, and alternative water supply. Also during the quarter, we secured work to support the Delta Stewardship Council in amending the Delta Plan—a comprehensive, long-term management strategy for the Sacramento-San Joaquin Rivers Delta in California. The Plan aims to further the State of California’s coequal goals of improving statewide water supply reliability while protecting and restoring the Delta ecosystem. We will provide strategic water resources planning and analysis, public and stakeholder engagement, performance measurement, environmental impact analysis, and regulatory process support.

GROSS MARGIN

For a definition of gross margin, refer to the Definitions section of our 2015 Annual Report (incorporated here by reference). Gross margin as a percentage of net revenue was 54.2% in Q3 16 compared to 54.5% in Q3 15. The year-to-date gross margin was 54.0% in 2016 compared to 54.6% in 2015. The decreases in Q3 16 compared to Q3 15 and year to date in 2016 compared to 2015 were due to a decrease in margins in Canada; this was partly offset by an increase in our Global and US margins. The decreases were also impacted by the addition of the Construction Services business, which generates a lower margin than our Consulting Services business.

The following table summarizes gross margin percentages by reportable segments:

Gross Margin by Reportable Segments	Quarter Ended Sept 30		Three Quarters Ended Sept 30
	2016	2015	2016	2015

Consulting Services
Canada	53.7%	54.8%	53.8%	55.3%
United States	56.0%	54.3%	54.9%	54.0%
Global	57.7%	52.1%	57.9%	52.2%
Construction Services	39.2%	n/a	38.3%	n/a

In general, gross margin fluctuations depend on the particular mix of projects in progress during any quarter and on project execution. The fluctuations reflect our business model, which is based on providing two primary service offerings—Consulting Services and Construction Services—across diverse geographic locations, business operating units (within Consulting Services), and all phases of the infrastructure and facilities project life cycle.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-19	Stantec Inc.

In our Consulting Services Canada operations, the decreases in gross margin in Q3 16 compared to Q3 15 and year to date in 2016 compared to 2015 resulted from the mix of projects. The increase in gross margins in our US operations resulted mainly from higher margins on the mix of projects acquired from MWH, predominantly in the Water and Waterpower & Dams sectors. Our Consulting Services Global operations had higher margins in Q3 16 compared to Q3 15 and year to date in 2016 compared to 2015; this was primarily a result of higher margins on the mix of projects acquired from MWH as well as improved performance on legacy Stantec’s buildings design projects, particularly in the United Arab Emirates.

Construction Services is a high-volume, lower-margin business that incurs more subcontractors and direct expenditures compared to subconsultants and direct expenditures incurred by Consulting Services.

Consulting Services can be further described by business operating unit. The following table summarizes our gross margin percentages by business operating unit:

Gross Margin by Consulting Services - Business Operating Unit
	Quarter Ended Sept 30		Three Quarters Ended Sept 30
	2016	2015	2016	2015

Consulting Services
Buildings	54.6%	55.0%	54.7%	55.2%
Energy & Resources	53.8%	48.5%	50.3%	49.2%
Environmental Services	56.9%	57.5%	57.1%	58.2%
Infrastructure	55.9%	54.9%	55.2%	54.9%

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Energy & Resources and Infrastructure business operating units.

In our Buildings business operating unit, gross margin decreased in Q3 16 compared to Q3 15 and year to date in 2016 compared to 2015 as a result of increased competition in our Canadian operations and an increase in pursuits for design-build P3 projects. During the pursuit phase of these types of projects, we perform work at reduced margins, which are then increased if our team secures the project.

Our Energy & Resources business operating unit had higher margins in Q3 16 compared to Q3 15 and year to date in 2016 compared to 2015, mainly due to the mix of projects acquired from MWH. In particular, certain projects acquired from MWH were positively impacted in Q3 16 by revisions to estimated costs to complete.

Our Environmental Services business operating unit had lower margins, mainly because of clients’ downward pressures on fees in response to economic challenges in certain markets, especially in the oil and gas industry. Rate fee pressures also existed in the mining and power industries.

Infrastructure had higher margins in Q3 16 compared to Q3 15 and year to date in 2016 compared to 2015, primarily because of improved margins in our Water sector.

ADMINISTRATIVE AND MARKETING EXPENSES

Administrative and marketing expenses as a percentage of net revenue was 41.1% in Q3 16 compared to 39.4% in Q3 15 and 42.6% year to date in 2016 compared to 41.0% in 2015. Administrative and marketing expenses was higher in Q3 16 compared to Q3 15 since Q3 15 was positively impacted by the fair value of share-based compensation. Also, Q3 16 was impacted by higher administrative labor costs and an increase in integration activities because of the MWH acquisition. If we exclude the $14.5 million in acquisition-related costs year to date, our administrative and marketing expenses as a percentage of net revenue would have been 42.0% year to date.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-20	Stantec Inc.

Administrative and marketing expenses fluctuate year to year because of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress during the period, by business development, and by the integration activities resulting from acquisitions. In the months after completing an acquisition, staff time charged to administration and marketing is generally higher because of integration activities, including orienting newly acquired staff.

Year-to-date administrative and marketing expenses as a percentage of net revenue were higher in 2016 compared to 2015, mainly due to a $14.0 million increase in acquisition-related costs, such as legal, accounting, and financial advisory fees resulting from due-diligence services incurred for the MWH acquisition. As well, we had higher administrative labor costs and an increase in integration activities resulting from the MWH acquisition. Additional occupancy costs were incurred due to the time lag between acquiring companies and amalgamating offices where we have existing locations. These increases were partly offset because of an increase in utilization year to date in 2016 compared to 2015 and because 2015’s first-quarter utilization was negatively impacted from integrating Dessau’s operations.

AMORTIZATION OF INTANGIBLE ASSETS

The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, and contract backlog and trademarks with definite lives are generally amortized over an estimated useful life of 1 to 2 years. Consequently, the impact of the amortization of contract backlog and trademarks can be significant in the 4 to 8 quarters following an acquisition. Also included in intangible assets is purchased and internally generated computer software that is amortized over an estimated useful life ranging from 3 to 7 years.

The following table summarizes the amortization of identifiable intangible assets for Q3 16 and Q3 15:

Amortization of Intangibles	Quarter Ended Sept 30		Three Quarters Ended Sept 30
(In thousands of Canadian dollars)	2016	2015	2016	2015

Client relationships	8,450	4,297	19,962	11,319
Backlog	8,057	2,606	16,775	7,225
Software	5,984	3,117	15,256	9,394
Other	2,322	484	4,357	1,995
Lease disadvantage	(548)	(319)	(1,341)	(842)

Total amortization of intangible assets	24,265	10,185	55,009	29,091

Intangible asset amortization increased $14.1 million in Q3 16 compared to Q3 15 and $25.9 million year to date in 2016 compared to 2015. The year-to-date increase resulted primarily from an increase in contract backlog and client relationships from FST, KBR, Bury, and MWH. During Q2 16, we added $279.2 million in intangible assets from the MWH acquisition. The intangible assets acquired consist mainly of client relationships, contract backlog, trademarks, software, lease advantages, and lease disadvantages.

Based on the unamortized intangible asset balance remaining at the end of Q3 16, we expect our amortization expense for intangible assets for the full year 2016 to be in the range of $76 to $80 million. The actual expense may be impacted by any new acquisitions completed after Q3 16.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-21	Stantec Inc.

NET INTEREST EXPENSE

Net interest expense increased $5.0 million in Q3 16 compared to Q3 15 and $13.4 million year to date in 2016 compared to 2015. These increases were primarily due to a $691.0 million increase in our outstanding long-term debt at September 30, 2016, compared to September 30, 2015, mainly for the MWH acquisition. The balance outstanding on our new revolving credit facility and term loan as at September 30, 2016, was $917.6 million compared to $221.8 million on our former revolving credit facility and senior secured notes at September 30, 2015. The average interest rate for our new revolving credit facility and term loan was approximately 3.0% at September 30, 2016, and approximately 2.8% at September 30, 2015, for our former revolving credit facility and senior secured notes. The senior secured notes were redeemed on May 6, 2016, and a breakage fee of $3.9 million was paid and recorded in net interest expense in Q2 16. Our financing arrangements are further described in the Liquidity and Capital Resources section of this report.

Based on our credit balance at September 30, 2016, we estimate that a 0.5% increase in interest rates, with all other variables held constant, would have decreased net income for the first three quarters of 2016 by $1,677,000 and decreased basic earnings per share by $0.02. If the interest rate was 0.5% lower, an equal and opposite impact on net income and basic earnings per share would have occurred.

FOREIGN EXCHANGE LOSSES AND GAINS

We recorded a $0.4 million foreign exchange loss in Q3 16 compared to a $0.3 million gain in Q3 15. These foreign exchange gains and losses arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts. The foreign exchange loss reported during the quarter was caused by the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities.

We recorded a $27.7 million loss on the translation of our foreign operations in other comprehensive income year to date in 2016 compared to a $74.3 million gain in the same period in 2015. These unrealized gains and losses arose when translating our foreign operations into Canadian dollars. The year-to-date loss in 2016 was due to the strengthening of the Canadian dollar—from US$0.72 at December 31, 2015, to US$0.76 at September 30, 2016.

We estimate that at September 30, 2016, a $0.01 decrease in foreign exchange rates, with all other variables held constant, would have increased net income by $11,000 for the first three quarters of 2016 and increased basic earnings per share by less than $0.01. If the exchange rates increased by $0.01, an equal and opposite impact on net income and basic earnings per share would have occurred.

During the three quarters ended September 30, 2016, we entered into foreign currency forward contract agreements of US$773,000,000 to purchase US$773,000,000 for $1,008,883,000 at fixed rates varying from 1.3236 to 1.28655 that matured on May 6, 2016. These derivative financial instruments were entered into to mitigate foreign currency fluctuation risk on the purchase price of MWH to be paid in US dollars. The fair value of the contracts resulted in a realized loss of $10.2 million. We designated these foreign currency forward contracts as a cash flow hedge against the purchase price of MWH; therefore, the unrealized loss was recorded in other comprehensive income and in the consolidated statements of financial position until it was realized on the maturity date and was included as part of the consideration paid for MWH. The hedging relationship was effective to the date of maturity.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-22	Stantec Inc.

INCOME TAXES

Our effective income tax rate for the first three quarters of 2016 was 28.0% compared to 26.1% for the year ended December 31, 2015. In Q3 16, the tax rate was 26.9%, resulting in an overall annual effective income tax rate of 28.0%. The effective tax rate is based on statutory rates in jurisdictions where the combined companies of legacy Stantec and MWH operate and on our estimated earnings in each of these jurisdictions. The MWH acquisition altered Stantec’s legacy tax profile and mix of jurisdictional earnings and tax rates, resulting in an increase in the effective tax rate. We review statutory rates, uncertain tax positions, and jurisdictional earnings quarterly and adjust our estimated income tax rate accordingly.

Summary of Quarterly Results

The following table presents selected data derived from our consolidated financial statements for each of the most recently completed quarters. This information should be read in conjunction with the applicable interim eight unaudited and annual audited consolidated financial statements and related notes.

Quarterly Unaudited Financial Information
(In millions of Canadian dollars, except per share amounts)	Sept 30, 2016	June 30, 2016	Mar 31, 2016	Dec 31, 2015

Gross revenue	1,257.3	1,046.6	755.4	710.4
Net revenue	872.2	777.4	628.6	567.4
Net income	49.3	21.2	30.6	25.3

EPS – basic	0.43	0.20	0.33	0.27
EPS – diluted	0.43	0.20	0.32	0.27
Adjusted EPS – basic (note 1)	0.55	0.37	0.40	0.35
Adjusted EPS – diluted (note 1)	0.55	0.37	0.40	0.34

	Sept 30, 2015	June 30, 2015	Mar 31, 2015	Dec 31, 2014

Gross revenue	750.8	710.3	705.7	647.5
Net revenue	620.1	593.9	592.3	519.6
Net income	49.9	43.1	38.0	38.1

EPS – basic	0.53	0.46	0.40	0.41
EPS – diluted Adjusted EPS – basic (note 1) Adjusted EPS – diluted (note 1)	0.53 0.59 0.58	0.46 0.45 0.45	0.40 0.46 0.46	0.40 0.44 0.44

Quarterly earnings per share and basic and diluted adjusted earnings per share are not additive and may not equal the annual earnings per share reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted earnings per share and adjusted diluted earnings per share are also affected by the change in the market price of our shares, since we do not include in dilution options when the exercise price of the option is not in the money.

Note 1: Adjusted basic and diluted EPS are non-IFRS measures and are further discussed in the Definition of Non-IFRS Measures section of this report.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-23	Stantec Inc.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on gross revenue:

Gross Revenue
(In millions of Canadian dollars)	Q3 16 vs. Q3 15	Q2 16 vs. Q2 15	Q1 16 vs. Q1 15	Q4 15 vs. Q4 14

Increase (decrease) in gross revenue due to
Acquisition growth	568.6	354.6	49.2	57.5
Organic growth (retraction)	(59.1)	(36.0)	(35.6)	(52.4)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(3.0)	17.7	36.1	57.8

Total net increase in gross revenue	506.5	336.3	49.7	62.9

Q4 15 vs. Q4 14. During Q4 15, net income decreased by $12.8 million, or 33.6%, from Q4 14, and adjusted diluted earnings per share for Q4 15 decreased by $0.10, or 22.7%, compared to Q4 14. Net income for Q4 15 was positively impacted by an increase in revenue because of acquisitions completed in 2014 and 2015 and by foreign exchange due to the weakening of the Canadian dollar, and it was partly offset by organic revenue retraction in our Energy & Resources business operating unit. Our gross margin decreased—from 55.6% in Q4 14 to 54.1% in Q4 15—due to the mix of projects, lower margins from our Dessau acquisition, ongoing P3 pursuits, and margin pressures in the energy and resources market. Our administrative and marketing expenses as a percentage of net revenue increased—from 42.5% in Q4 14 to 43.7% in Q4 15—mainly from lower utilization and a $4.7 million increase in our share-based compensation expense. In addition, our net income was impacted by an increase in the amortization of intangible assets from acquisitions and a $4.1 million non-operating loss related to the sale of our India subsidiary. Net income was positively impacted by a decrease in our effective tax rate—from 26.3% at Q3 15 to 26.1% at Q4 15.

Q1 16 vs. Q1 15. During Q1 16, net income decreased by $7.4 million, or 19.5%, from Q1 15, and adjusted diluted earnings per share for Q1 16 decreased by $0.06, or 13.0%, compared to Q1 15. Net income for Q1 16 was positively impacted by an increase in revenue because of acquisitions completed in 2015 and 2016 and the impact of foreign exchange rates on revenue earned by our US subsidiaries. This was partly offset by organic revenue retraction in our Energy & Resources business operating unit. Our gross margin decreased—from 55.2% in Q1 15 to 53.9% in Q1 16—mainly due to the recognition of certain performance metric fees obtained in Q1 15 on a major mining project, as well as downward margin pressures in the energy and resources market. Our administrative and marketing expenses as a percentage of net revenue increased—from 42.5% in Q1 15 to 43.2% in Q1 16—mainly due to an increase in acquisition-related transaction costs and lease exit costs.

Q2 16 vs. Q2 15. During Q2 16, net income decreased $21.9 million, or 50.8%, from Q2 15, and adjusted diluted earnings per share for Q2 16 decreased $0.08, or 17.8%, compared to Q2 15. Net income for Q2 15 was positively impacted by an increase in revenue due to acquisitions completed in 2015 and 2016 and the impact of foreign exchange rates on revenue earned by our US subsidiaries. The acquisition of MWH significantly added to our operating results and created a new service offering—Construction Services. Organic revenue retracted 5.1% in Q2 16 compared to Q2 15. We had strong organic revenue growth in our Infrastructure business operating unit compared to Q2 15 and our other Consulting Services business operating units retracted organically in the quarter. Our gross margin decreased—from 54.0% in Q2 15 to 53.6% in Q2 16. This decrease was due to the addition of the Construction Services business, which generates a lower margin than our Consulting Services business. In addition, there were downward margin pressures in some sectors and execution challenges with projects in our Buildings business operating unit and Transportation sector. Our administrative and marketing expenses as a percentage of net revenue increased—from 41.2% in Q2 15 to 43.9% in Q2 16—mainly due to an increase in acquisition-related transaction costs, in particular, those costs related to the MWH acquisition, as well as an increase in lease exit costs.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-24	Stantec Inc.

Statements of Financial Position

The following table highlights the major changes to assets, liabilities, and equity since December 31, 2015:

Balance Sheet Summary

(In millions of Canadian dollars)	Sept 30, 2016	Dec 31, 2015	$ Change	% Change

Total current assets	1,587.5	951.4	636.1	66.9%
Property and equipment	214.2	158.1	56.1	35.5%
Goodwill	1,801.4	966.5	834.9	86.4%
Intangible assets	414.6	138.1	276.5	200.2%
Deferred tax assets	23.4	11.3	12.1	107.1%
Other financial assets	154.1	111.5	42.6	38.2%
All other assets	12.8	5.0	7.8	n/m

Total assets	4,208.0	2,341.9	1,866.1	79.7%

Long-term debt	105.7	133.1	(27.4)	(20.6%)
Provisions	43.2	22.9	20.3	88.6%
All other current liabilities	900.6	476.1	424.5	89.2%

Total current liabilities	1,049.5	632.1	417.4	66.0%

Long-term debt	979.2	232.3	746.9	321.5%
Provisions	76.4	62.6	13.8	22.0%
Net employee defined benefit liability	36.6	-	36.6	-
Deferred tax liabilities	54.4	21.3	33.1	155.4%
Other liabilities	75.8	67.7	8.1	12.0%
All other liabilities	5.5	2.6	2.9	111.5%
Equity	1,929.4	1,323.3	606.1	n/m
Non-controlling interests	1.2	-	1.2	-

Total liabilities and equity	4,208.0	2,341.9	1,866.1	79.7%

  n/m = not meaningful

Refer to the Liquidity and Capital Resources section of this report for an explanation of the changes in current assets and current liabilities.

Overall, the carrying amounts of assets and liabilities for our US subsidiaries on our consolidated statements of financial position decreased due to the strengthening Canadian dollar—from US$0.72 at December 31, 2015, to US$0.76 at September 30, 2016. Other factors that impacted our long-term assets and liabilities are indicated below.

Property and equipment, goodwill, intangible assets, and other financial assets increased as a result of the acquisitions completed year to date in 2016. Most notably, we acquired from MWH $46.2 million in property and equipment, $758.7 million in goodwill, $279.2 million in intangible assets, and $33.4 million in other financial assets mainly relating to holdbacks on long-term contracts.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-25	Stantec Inc.

Total current and long-term debt increased, mainly because funds drawn from our New Credit Facilities (as defined on page M-29 of this report) were required for the MWH acquisition. Total current and long-term provisions increased as well, primarily because we assumed provisions for claims and various end-of-employment benefit plans from MWH. Also from MWH, we assumed $9.4 million in net deferred tax liabilities and $19.9 million in uncertain tax positions, which is the main reason for the increase in other liabilities. With the MWH acquisition, we became the sponsor of defined benefit pension plans covering certain full-time employees and past employees, primarily in the United Kingdom. The $36.6 million net employee defined benefit liability represents the unfunded status of these plans at September 30, 2016. Benefits are based on final compensation, and years of service and contributions to the plans must be made to separately administered funds that are maintained independently by custodians.

Our shareholders’ equity increased $606.1 million, mainly due to a combination of the following: $578.1 million net proceeds from the issuance of common shares, $101.1 million in net income earned in the first three quarters of 2016, share options exercised for cash, and share-based compensation expense. These increases were partly offset by a $24.1 million loss in other comprehensive income, resulting mainly from unrealized losses on the translation of our foreign subsidiaries. As well, we spent $18.2 million year to date on the repurchase of shares under our Normal Course Issuer Bid through the Toronto Stock Exchange and $36.2 million year to date in dividends declared.

Liquidity and Capital Resources

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $800 million revolving credit facility, and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model (explained in the Management’s Discussion and Analysis in our 2015 Annual Report and updated in the Core Business and Strategy section of this report) reduces the impact of changing market conditions on operating cash flows. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our New Credit Facilities. This was the case for the MWH acquisition: we financed the acquisition through the net proceeds of both a public offering and funds drawn from our New Credit Facilities (as defined and further described in the Capital Management and Shareholders’ Equity sections of this report).

We continue to limit our exposure to credit risk by placing our cash and deposits in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. We mitigate risk associated with these bonds, equities, and term deposits through the overall quality and mix of our investment portfolio.

WORKING CAPITAL

The following table summarizes working capital information at September 30, 2016, compared to December 31, 2015:

(In millions of Canadian dollars, except ratio)	Sept 30, 2016	Dec 31, 2015	$ Change

Current assets	1,587.5	951.4	636.1
Current liabilities	(1,049.5)	(632.1)	(417.4)
Working capital (note)	538.0	319.3	218.7
Current ratio (note)	1.51	1.51	n/a

note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both are non-IFRS measures and are further discussed in the Definitions section of our 2015 Annual Report.

n/a = not applicable

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-26	Stantec Inc.

Current assets increased primarily because of a $76.2 million increase in cash and deposits (further explained in the Cash Flows section of this report), a $509.6 million increase in trade and other receivables and in unbilled revenue, and a $29.6 million increase in prepaid expenses, all primarily due to the MWH acquisition. Investment in trade and other receivables and in unbilled revenue decreased to 92 days at September 30, 2016, from 96 days at December 31, 2015. This decrease occurred mainly in our Buildings, Energy & Resources, and Environmental Services business operating units. As well, our newly acquired Construction Services business has lower overall investment in trade and other receivables and in unbilled revenue (70 days at September 30, 2016). Income taxes recoverable increased by $26.8 million, mainly because of the timing of income tax instalments for 2015 and 2016 and the MWH acquisition.

Gross revenue trade receivables increased 33.5%, or $194.5 million, from December 31, 2015, to September 30, 2016, mainly due to the addition of MWH which made up $245.8 million of our gross trade receivables at September 30, 2016. During the same period, our gross trade receivables in the over-90-day aging categories increased 55.5%, or $50.5 million. This increase is due to the nature of clients acquired from MWH which added $67.8 million in the over-90-day aging categories. Approximately 25% of this amount is from a major government joint venture water project where the collection period has historically been longer. The remaining 75% relates to the mix of clients where, in certain cases, extended payment terms may apply. This mix of clients may impact our trade receivable aging categories going forward. We reduce our gross revenue trade receivables with an allowance for doubtful accounts that is calculated using historical statistics for collection and loss experience. We also allow for specific projects based on our best estimate of an allowance after assessing the collectability of the outstanding receivable balance.

Current liabilities increased, primarily due to a $304.1 million increase in trade and other payables that is mainly attributable to the MWH acquisition. This increase was partly offset by the timing of payments for annual employee short-term incentive awards. In addition, billings in excess of costs increased $88.0 million and provisions increased $20.3 million, mostly a result of the MWH acquisition. These increases were partly offset by a decrease in the current portion of long-term debt because our $70 million in senior secured notes (originally due May 10, 2016) was redeemed in Q2 16 as part of the New Credit Facilities arrangement. Current portion of long-term debt was also impacted by an increase in the current portion of notes payable from acquisitions.

CASH FLOWS

Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and summarized in the following table:

	Quarter Ended September 30			Three Quarters Ended September 30
(In millions of Canadian dollars)	2016	2015	Change	2016	2015	Change

Cash flows from operating activities	59.2	84.1	(24.9)	80.5	56.4	24.1
Cash flows used in investing activities	(45.1)	(28.6)	(16.5)	(1,107.7)	(190.5)	(917.2)
Cash flows (used in) from financing activities	(47.8)	(19.5)	(28.3)	1,084.9	31.5	1,053.4

Cash Flows from Operating Activities

Cash flows from operating activities are impacted by the timing of acquisitions, particularly the timing of payments for acquired trade and other payables, including annual employee bonuses. The $24.1 million increase in cash flows from operating activities year to date in 2016 compared to 2015 resulted from an increase in cash receipts from clients due to acquisition growth and a $15.0 million decrease in taxes paid as a result of paying less in tax instalments. These increases in cash inflows were partly offset by an increase in cash paid to employees, which in turn was caused by an increase in the number of employees and short-term incentive awards paid year to date. As well, cash paid to suppliers increased because of acquisition growth and the timing of various payments. Interest paid increased $15.6 million, mainly as a result of a $3.9 million breakage fee relating to the redemption of our senior secured notes and an increase in our level of borrowings year over year.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-27	Stantec Inc.

Cash Flows Used in Investing Activities

Cash flows used in investing activities increased year to date in 2016 compared to 2015 due to an increase in cash used for business acquisitions. We used $1.1 billion to pay cash consideration for current year acquisitions (mainly for MWH) and notes payable compared to $151.5 million used year to date in 2015. Also, cash outflows for the purchase of property and equipment increased by $14.1 million, which was partly offset by an $8.7 million increase in cash inflows from other financial assets that mainly related to the liquidation of a trust acquired from MWH.

We are primarily a professional services organization; therefore, we are not capital intensive. In the past, we made capital expenditures mostly for items such as leasehold improvements, computer equipment and software, furniture, and other office and field equipment. Property and equipment and software purchases totaled $20.6 million in Q3 16 compared to $9.6 million in Q3 15 and $47.8 million year to date in 2016 compared to $31.0 million for the same period in 2015. We had higher purchases in 2016 due to an increase in leasehold improvements made to various office locations and increased spending due to acquisition growth. During the remainder of 2016, we plan to continue investing in enhancements to our information technology infrastructure and enterprise systems; this will optimize and streamline business processes and prepare us for continued growth. During Q3 16, we financed property and equipment, and software purchases through cash flows from operations.

In the Management’s Discussion and Analysis in our 2015 Annual Report, we indicated that in 2016 we expected to spend approximately $33 million in total software additions and approximately $60 million in property and equipment, excluding capital assets acquired from acquisitions. As a result of the MWH acquisition on May 6, 2016, we have withdrawn this 2016 target and will re-evaluate our capital spending targets as part of our annual strategic planning process.

Cash Flows from Financing Activities

Cash flows from financing activities increased year to date in 2016 compared to 2015, a result of a net cash inflow of $580.3 million from the issuance of shares, plus a net cash inflow of $569.1 million from the settlement of our old revolving credit facility and senior secured notes and from funds drawn on our new revolving credit facility and term loans (as further described in the Shareholders’ Equity and Capital Management sections of this report). These increases in cash inflows were partly offset by a $3.2 million increase in the payment of finance lease obligations for software, $18.2 million paid for the repurchase of shares for cancellation under our Normal Course Issuer Bid, and a $4.9 million increase in the payment of dividends year to date in 2016 compared to 2015.

Financing the MWH Acquisition

The following table provides a description of the actual sources and uses of funds relating to the MWH acquisition, transaction costs, and the repayment of the existing revolving credit facility and senior secured notes compared to the estimates made in the prospectus filed on April 7, 2016.

  (In millions of Canadian dollars)

Sources:	Prospectus	Actual	Variance	Uses:	Prospectus	Actual	Variance

New term loan	450.0	450.0	0.0	Net purchase price for the MWH acquisition	1,057.0	999.4	(57.6)
New revolving credit facility	454.0	439.6	(14.4)	Transaction costs (note)	56.0	53.3	(2.7)
Proceeds from the offering	504.0	603.9	99.9	Repayment of MWH indebtedness	73.0	109.9	36.9
				Repayment of existing revolving credit	97.0	205.9	108.9
				Redemption of senior secured notes	125.0	125.0	0.0

Total Sources:	1,408.0	1,493.5	85.5	Total Uses:	1,408.0	1,493.5	85.5

note:   Actual transaction costs consist of share issuance costs of $25.9 million, debt issuance costs of $9.4 million, acquisition-related costs of $14.1 million, and breakage fees on redemption of senior secured notes of $3.9 million.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-28	Stantec Inc.

Our actual sources of cash were $85.5 million greater than estimated, for the most part a result of the underwriters exercising their overallotment of 2,604,000 subscription receipts for $78.8 million. Our uses of cash were greater than estimated mainly because the outstanding balances at May 6, 2016, on our existing revolving credit facility and MWH’s indebtedness were greater than those included in the prospectus (which was based on December 31, 2015, balances). The purchase price for MWH was less than anticipated because the estimated US exchange rate was higher than the actual exchange rate. The foreign currency hedge on the purchase price is further described on page M-22.

CAPITAL MANAGEMENT

We manage our capital structure according to the internal guideline established in our 2015 Annual Report by maintaining a net debt to EBITDA ratio of below 2.5. At September 30, 2016, our net debt to EBITDA ratio was 3.09, calculated on a trailing four-quarter basis. There may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level for a period of time. This was the case for the MWH acquisition.

Concurrent with the closing of the MWH acquisition, we entered into an agreement for new $1.25 billion syndicated senior secured credit facilities (New Credit Facilities) consisting of a senior secured revolving credit facility in the maximum amount of $800 million and a $450 million term loan in three tranches. The revolving credit facility expires May 6, 2020, and may be repaid from time to time at our option. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Tranches A and B of the term loan were drawn in Canadian funds of $150 million each (due May 6, 2018, and May 6, 2019, respectively) and tranche C in US funds of $116.7 million (due May 6, 2020). Transaction costs for the New Credit Facilities were $9.4 million and will be amortized over the life of the facilities.

The New Credit Facilities may be drawn in Canadian dollars as either a prime rate loan or a bankers’ acceptance, US dollars as either a US-base rate or a LIBOR advance, or, in the case of the revolving credit facility, in sterling or euros as a LIBOR advance and by way of letters of credit. These facilities bear interest at the reference rate plus an applicable margin ranging from 0.00% to 2.75%, depending on the nature of the loan drawn and our leverage ratio (a non-IFRS measure). We will also have available additional currencies under the revolving credit facility on a case-by-case basis, depending on availability from the lenders at the time of the drawdown. As security for the obligations under these facilities, Stantec and certain of our subsidiaries granted the lenders a first-ranking security interest over all present and after-acquired assets, property, and undertakings, subject to customary carve-outs.

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to the facility agreement. At September 30, 2016, $253.6 million was available in our revolving credit facility for future activities.

We previously entered into an agreement for a $350 million revolving credit facility expiring August 31, 2018, that allowed us to access an additional $150 million under the same terms and conditions on approval from our lenders. Depending on the form under which it was accessed, rates of interest varied between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points varied—depending on our level of consolidated debt to EBITDA—from 20 to 125 for Canadian prime and US base rate loans and from 120 to 225 for bankers’ acceptances, LIBOR loans, and letters of credit. This revolving credit facility was repaid with the proceeds from the New Credit Facilities.

We previously had a bid bond facility, expiring on August 31, 2018, in the amount of $15 million that allowed us to access an additional $5 million under the same terms and conditions on approval from our lenders. This facility was used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in global currencies. As a result of entering into the agreement for the New Credit Facilities, this bid bond facility was cancelled during the quarter ended June 30, 2016.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-29	Stantec Inc.

We previously issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1.1 million. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between Stantec Inc., as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. These notes were ranked equally with our existing revolving credit facility. Interest on the senior secured notes was payable semi-annually in arrears on May 10 and November 10 each year until maturity or the earlier payment, redemption, or purchase in full of the notes. The senior secured notes were redeemable by Stantec, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture, with an option for us to purchase the notes for cancellation at any time. The senior secured notes were redeemed with the proceeds from the New Credit Facilities described above. The breakage fee paid on redemption was $3.9 million and was recorded in net interest expense.

We are subject to financial and operating covenants related to our New Credit Facilities. Failure to meet the terms of one or more of these covenants constitutes a default, potentially resulting in accelerated repayment of our debt obligation. In particular, we are required to satisfy the following at all times: (1) our leverage ratio must not exceed 3.0 to 1.0, except in the case of a material acquisition when our leverage ratio must not exceed 3.5 to 1.0 for a period of four complete quarters following the acquisition and (2) our interest coverage ratio must not be less than 3.0 to 1.0. Leverage ratio and interest coverage ratio are defined in the Definition of Non-IFRS Measures section of this report.

During the first two quarters of 2016, we were also subject to financial and operating covenants related to our $350 million revolving credit facility and senior secured notes. These facilities were repaid and redeemed, respectively, during the quarter ended June 30, 2016. In particular, we were required to satisfy the following at any time: (1) our consolidated EBITDAR to debt service ratio must not be less than 1.25 to 1.0 for the revolving credit facility and senior secured notes and (2) our consolidated debt to EBITDA ratio must not exceed 2.5 to 1.0 for the revolving credit facility and 2.75 to 1.0 for the senior secured notes, except in the case of a material acquisition when our consolidated debt to EBITDA ratio must not exceed 3.0 to 1.0 for the revolving credit facility and 3.25 to 1.0 for the senior secured notes for a period of two complete quarters following the acquisition. EBITDA and EBITDAR to debt service ratios are defined in the Definitions section of our 2015 Annual Report.

We were in compliance with all of these covenants as at and throughout the period ended September 30, 2016.

SHAREHOLDERS’ EQUITY

Through a public offering completed in Q2 16, we generated net cash proceeds of $578.1 million to finance the MWH acquisition. On April 7, 2016, we filed a short-form prospectus with securities regulators in Canada and the United States to allow for the issuance of $525.1 million in subscription receipts, representing the right of the holder to receive one common share upon closing of the acquisition. After share issuance costs of $22.8 million, our net proceeds were $502.3 million. The underwriters exercised their option to purchase an overallotment of 2,604,000 subscription receipts for $78.8 million under the same terms as above. After share issuance costs of $3.1 million, our net proceeds on the overallotment were $75.7 million. Therefore, the total price to the public, the issuance fee, and our net proceeds were $603.9 million, $25.9 million, and $578.1 million, respectively.

Share options exercised generated $2.3 million in cash during the first three quarters of 2016 compared to $8.2 million in cash generated during the same period in 2015. Our shareholders’ equity was reduced by $18.2 million year to date as a result of repurchasing 572,825 shares through our Normal Course Issuer Bid.

Other

OUTSTANDING SHARE DATA

At September 30, 2016, 113,945,237 common shares and 3,808,456 share options were outstanding. From October 1, 2016, to November 9, 2016, 5,000 share options were exercised and 9,873 share options were forfeited. At November 9, 2016, 113,950,237 common shares and 3,793,583 share options were outstanding.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-30	Stantec Inc.

CONTRACTUAL OBLIGATIONS

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other obligations at September 30, 2016, on a discounted basis.

	Payment Due by Period

(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Debt	1,065.2	93.1	351.1	620.6	0.4
Interest on debt	91.6	31.2	49.3	11.1	-
Operating leases	1,103.8	192.2	303.9	206.0	401.7
Finance lease obligation	22.6	13.7	8.9	-	-
Purchase and service obligations	36.8	14.1	14.0	8.7	-
Other obligations	41.4	5.1	12.2	0.9	23.2

Total contractual obligations	2,361.4	349.4	739.4	847.3	425.3

For further information regarding the nature and repayment terms of our long-term debt, refer to the Cash Flows from Financing Activities and Capital Management sections of this report and notes 9 and 18 of our unaudited interim consolidated financial statements for the quarter ended September 30, 2016.

Operating lease commitments include obligations under office space rental agreements, storage facilities, and equipment and vehicle operating leases. Purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Other obligations include amounts payable under our deferred share unit plan and amounts payable for performance share units issued under our long-term incentive program. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

OFF-BALANCE SHEET ARRANGEMENTS

As of September 30, 2016, we had off-balance sheet financial arrangements relating to letters of credit for $61.9 million that expire at various dates before October 2017. These were issued in the normal course of operations, including the guarantee of certain office rental obligations. We also provide indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing. As part of the normal course of operations, our surety facilities allow the issuance of bonds for certain types of project work. At September 30, 2016, $491.4 million in bonds—expiring at various dates before April 2020—were issued under these surety facilities. This is an increase of $486.8 million from Q1 16, mainly due to the MWH acquisition, which requires the use of construction and performance bonds related mainly to our construction business. These bonds are intended to provide owners financial security regarding the completion of their construction project in the event of default. As well as surety facilities, we had a bid bond facility that was cancelled in Q2 16 because we entered into the agreement for the New Credit Facilities.

FINANCIAL INSTRUMENTS AND MARKET RISK

At September 30, 2016, the nature and extent of our use of financial instruments and the risks associated with these instruments did not change materially from those described in the Financial Instruments and Market Risk section of our 2015 Annual Report (incorporated here by reference), except for entering into foreign currency forward contracts that matured on May 6, 2016 (further described in the Foreign Exchange Losses and Gains section of this report).

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-31	Stantec Inc.

RELATED-PARTY TRANSACTIONS

We have subsidiaries that are 100% owned and structured entities that are consolidated in our financial statements. From time to time, we enter into transactions with associated companies, joint ventures, and joint operations. These transactions involve providing or receiving services and are entered into in the normal course of business. Key management personnel—including the chief executive officer (CEO), chief financial officer (CFO), chief operating officer (COO), chief business officer (CBO), and executive vice presidents—have the authority and responsibility for planning, directing, and controlling the activities of the Company. We pay compensation to key management personnel and directors in the normal course of business.

From time to time, we guarantee the obligation of a subsidiary or structured entity regarding lease agreements. Also from time to time, we guarantee a subsidiary or structured entity’s obligations to a third party pursuant to an acquisition agreement. Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 22 of our unaudited interim consolidated financial statements for the quarter ended September 30, 2016, and notes 13 and 31 of our audited consolidated financial statements for the year ended December 31, 2015 (included in our 2015 Annual Report and incorporated here by reference).

Outlook

The outlook for fiscal 2016 is based on our expectations described in our 2015 Annual Report in the Outlook section (incorporated here by reference). As a result of the MWH acquisition on May 6, 2016, we withdrew our performance measure targets in Q2 16 (explained on page M-7 of this report) that were originally described on pages M-54 and M-55 of the 2015 Annual Report. However, the geographic and business operating unit outlooks for 2016 (discussed in the 2015 Annual Report) relate to organic revenue growth. Because our outlook for organic growth is not impacted by the acquisition of MWH in the near term, those outlooks are further discussed below (also updated under Assumptions in the Caution Regarding Forward-Looking Statements section of this report.)

GEOGRAPHIC OUTLOOK

Our organic revenue outlook for our Consulting Services reportable segments are shown in the table below:

	2015 Annual Report	Q1 16	Q2 16	Q3 16
Consulting Services
Canada	Stable	Retraction	Retraction	Retraction
United States	Moderate	Moderate	Moderate	Moderate
Global	Retraction	Retraction	Retraction	Retraction

Certain expectations are summarized below.

Canada

We believe our Consulting Services Canada operations will have organic revenue retraction in 2016 compared to 2015. During the first quarter of 2016, we revised our outlook from that described in our 2015 Annual Report. This revised outlook is due to the continued weakness in the oil and gas, mining, and power sectors. In addition, the downturn in the oil and gas sector impacted our Buildings business operating unit and Community Development sector, most strongly in Alberta. However, we expect the strong macro-environment and government support for investments in infrastructure will benefit our Water and Transportation sectors. Organic revenue in 2016 is expected to be positively impacted by increased activity in sectors and geographical regions that are linked to non-energy-related sectors.

United States

We believe that our Consulting Services US operations will achieve moderate organic gross revenue growth in 2016. The US economy gained momentum in 2015, and this is expected to carry on throughout 2016. We believe the outlook for the private sector is more favorable than for the public sector in 2016, even though growth improved in the public

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-32	Stantec Inc.

sector during 2015. Economic uncertainty exists because of the November election. Although there is a backlog of work within the transportation market and public sector budgets are tight, we anticipate that the passing of the five-year US$305-billion Fixing America’s Surface Transportation (FAST) Act in Q4 15 may provide some stability going forward. We believe opportunities may exist from the Water Resources Reform and Development Act, which provides funding to the US Army Corps of Engineers to develop, maintain, and support US waterway infrastructure. Proposition 1 in California was approved for a $7.5 billion water bond, which has been allocated for various purposes such as water supply and flood protection, and we believe we are well positioned to secure work associated with this funding. We believe our US Environmental Services business operating unit and Power sector will continue to experience growth, driven by the renewable energy and transmission and distribution subsectors. We anticipate that our newly created Civic sector will assist in opportunities presented by federal funding.

Global

We believe that our Consulting Services Global operations will result in an organic gross revenue retraction in 2016. Before acquiring MWH, these operations—mainly in our Buildings business operating unit and Mining sector—made up a small percentage of our business. With the addition of MWH, our Consulting Services Global gross revenue increased and made up 9.6% of our total Consulting Services gross revenue at the end of September 30, 2016. Economic conditions and business operations in our Consulting Services Global regions are mixed. Like for Canada and the United States, we expect to leverage our local position to drive cross-selling opportunities. During the first half of 2016, certain projects were deferred, in particular in the Middle East, and although new projects were awarded during Q3 16, they were not commissioned to commence work. We believe the economic impact of the Brexit referendum will not, in the short term, have a significant impact on our UK operations.

BUSINESS OPERATING UNIT OUTLOOK

Our organic revenue outlook for each Consulting Services business operating unit for fiscal 2016 and changes made to our outlooks during the first three quarters of 2016 are summarized in the table below:

	2015 Annual Report	Q1 16	Q2 16	Q3 16
Consulting Services
Buildings	Moderate	Moderate	Stable	Stable
Energy & Resources	Retraction	Retraction	Retraction	Retraction
Environmental Services	Stable	Stable	Retraction	Retraction
Infrastructure	Moderate	Moderate	Moderate	Moderate

Certain expectations are summarized below.

Buildings

We believe our Buildings business operating unit will be stable in 2016 compared to 2015. During the second quarter of 2016, we revised our outlook from that described in our 2015 Annual Report due to execution challenges on certain projects as well as the decline in the oil and gas sector that impacted private and public spending in our Canadian and Middle East operations. However, we had a number of strategic pursuit wins in Q3 16 and believe that increased opportunities exist due to the US Federal Program and the Canada Infrastructure Plan recently introduced by the federal governments. We created the Civic sector to better position ourselves to respond to these opportunities. Overall, because of our top-tier positioning and global expertise—especially in healthcare, commercial, education, and airports—we believe we are well positioned to capitalize on this growth.

Energy & Resources

We believe our Energy & Resources business operating unit will retract in 2016 compared to 2015 based on expectations described in our 2015 Annual Report (incorporated here by reference). We expect our Mining and Oil & Gas sectors to continue to decline and our Power sector to remain stable.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-33	Stantec Inc.

Environmental Services

We believe our Environmental Services business operating unit will retract in 2016 compared to 2015. During the second quarter of 2016, we revised our outlook from that described in our 2015 Annual Report due to the depressed oil and gas sector and based on the expectation that downward pressures on fees will continue to impact our gross revenue. Environmental Services operates in all sectors but primarily in the oil and gas, power, mining, commercial, and transportation sectors; therefore, it is impacted by all of the expectations outlined for our other business operating units. We believe opportunities exist in Canada as a result of the federal government’s plans for infrastructure spending, specifically for aboriginal community water and wastewater infrastructure projects.

Infrastructure

In 2016, we expect moderate organic gross revenue growth in our Infrastructure business operating unit based on expectations described in our 2015 Annual Report (incorporated here by reference). We expect that a gradual continuation of long-term trends—particularly for population growth, urbanization, and the need to rehabilitate aging infrastructure—will further drive the requirement for our water, community development, and transportation services. We believe opportunities exist both in Canada and the United States as a result of the federal governments’ plans for infrastructure spending. The US Environmental Protection Agency’s coal combustion residuals rule may affect the coal-burning power industry, thereby creating additional opportunities for our Water sector. We expect that our increasing presence in various geographies will assist in generating organic growth. We anticipate that our Water business, now combined with MWH’s, will allow us to propose on and win projects that individually we could not have won. This will also contribute to our organic growth.

OVERALL OUTLOOK

We believe that our outlook is to end the year with organic revenue retraction in 2016 compared to 2015. During the quarter, we revised our outlook from stable growth to organic revenue retraction due to the continued weakness in the oil and gas and mining sectors. We believe that our Buildings business operating unit will be stable compared to 2015 and that our Infrastructure business operating unit will achieve moderate organic gross revenue growth. However, organic gross revenue for our Environmental Services and Energy & Resources business operating units are expected to retract in 2016 compared to 2015 since we anticipate that our Mining and Oil & Gas sectors will decline and our Power sector will remain stable.

Since the close of the MWH acquisition, we have focused our efforts on addressing the alignment of our financial systems to facilitate external reporting. We are also in the process of completing the detailed integration-level diligence required to chart a path for ultimate integration. We expect to continue to review various segments of MWH during the remainder of 2016, and we anticipate these segments will become fully integrated into Stantec’s legacy business during 2017. We expect that some of our Global operations will be reviewed and that integration will occur later in 2017. Construction Services will not be integrated into Stantec’s Consulting Services platform and will be reported as a separate segment of our business. Management believes synergies associated with revenue opportunities and cross-selling capabilities, as well as back-office functions, are progressing and expect to be realized as we move through the integration phases.

Our business operates in a highly diverse infrastructure and facilities market in North America and globally that consists of many technical disciplines, market sectors, client types, and industries in both the private and public sectors. This gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may fluctuate from quarter to quarter, depending on variables such as project mix, economic factors, and integration activities related to acquisitions in a quarter.

Our overall outlook is based in part on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis in our 2015 Annual Report. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-34	Stantec Inc.

Critical Accounting Estimates, Developments, and Measures

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. There has been no significant change in our critical accounting estimates in Q3 16 from those described in our 2015 Annual Report under the heading Critical Accounting Estimates, Developments, and Measures and in note 5 of our December 31, 2015, audited consolidated financial statements (incorporated here by reference).

DEFINITION OF NON-IFRS MEASURES

This Management’s Discussion and Analysis includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are working capital, current ratio, return on equity ratio, EBITDA, adjusted EBITDA, EBITDAR, debt to EBITDA ratio, net debt to EBITDA ratio, EBITDAR to debt service ratio, adjusted EPS, leverage ratio, interest coverage ratio, and backlog. These non-IFRS measures may not be comparable to similar measures presented by other companies.

For the first three quarters ended September 30, 2016, there has been no significant change in our description of non-IFRS measures from that included in our 2015 Annual Report under the heading Critical Accounting Estimates, Developments, and Measures (incorporated here by reference), except for adding adjusted EBITDA, adjusted EPS, leverage Ratio, and interest coverage ratio (further described below). For more information, refer to this discussion in our 2015 Annual Report.

We currently use EBITDA as a measure of pre-tax operating cash flow. Management defines adjusted EBITDA and adjusted EPS as follows:

•	Adjusted EBITDA is EBITDA adjusted for acquisition-related costs, out-of-ordinary course severance, and gains or losses on property and equipment, discontinued operations, and the rebalancing of our investments held for self-insured liabilities. There is no directly comparable IFRS measure for adjusted EBITDA; the most directly comparable measure is net income.

•	Adjusted EPS is earnings per share as prescribed by IFRS, adjusted to exclude the amortization of acquisition-related intangibles, acquisition-related costs, out-of-ordinary course severance, and gains or losses on property and equipment, discontinued operations, and the rebalancing of our investments held for self-insured liabilities. There is no directly comparable IFRS measure for adjusted EPS; the most directly comparable measure is EPS.

We believe these non-IFRS measures are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance), and they provide supplemental measures of operating performance, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS financial measures.

The following ratios are referenced in our agreement for our New Credit Facilities as part of our debt covenants:

•	Leverage Ratio is defined as total indebtedness divided by EBITDA. Total indebtedness is defined in the credit facility agreement as including all obligations for borrowed money; bonds, debentures, notes, or similar instruments; the deferred purchase price of property or services (excluding current accounts payable); and bankers’ acceptances; plus all of the following: obligations upon which interest is customarily paid; obligations under conditional sale or other title retention agreements related to property acquired; indebtedness secured by liens on owned property; guarantees; capital lease obligations; letters of credit or guarantee; hedge exposures; and obligations to purchase, redeem, retire, or otherwise acquire our equity securities. There is no directly comparable IFRS measure for leverage ratio.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-35	Stantec Inc.

•	Interest Coverage Ratio is defined as EBITDA divided by interest expense, including any interim amount payable pursuant to a hedge arrangement with respect to interest rate risk. There is no directly comparable IFRS measure for interest coverage ratio.

Below are reconciliations of net income to EBITDA and adjusted EBITDA and of EPS to adjusted EPS.

Reconciliation of Net Income to Adjusted EBITDA	Quarter Ended		Three Quarters Ended
	September 30		September 30
(In thousands of Canadian dollars)	2016	2015	2016	2015

Net income for the period	49,269	49,937	101,061	131,061
Add back:
Income taxes	18,148	18,942	39,302	49,713
Net interest expense	7,667	2,700	21,598	8,229
Depreciation of property and equipment	13,794	11,621	36,398	33,625
Amortization of intangible assets	24,265	10,185	55,009	29,091

EBITDA	113,143	93,385	253,368	251,719

Acquistion-related costs	282	77	14,523	543
Loss (gain) on sale of property and equipment	248	183	643	(2,308)
Rebalancing of investments held for self-insured liabilities (note 4)	-	-	-	(4,156)

Adjusted EBITDA	113,673	93,645	268,534	245,798
Reconciliation of EPS to Adjusted EPS	Quarter Ended		Three Quarters Ended
	September 30		September 30
(In thousands of Canadian dollars)	2016	2015	2016	2015

Net income for the period	49,269	49,937	101,061	131,061
Add back:				-
Amortization of intangible assets related to acquisitions (note 1)	13,385	5,124	28,246	14,280
Acquistion-related costs (note 2)	206	56	10,457	393
Loss (gain) on sale of property and equipment (note 3)	181	133	463	(1,673)
Rebalancing of investments held for self-insured liabilities (note 4)	-	-	-	(3,013)

Adjusted net income	63,041	55,250	140,227	141,048

Weighted average number of shares outstanding - basic	113,930,264	94,293,901	104,659,351	94,063,837
Weighted average number of shares outstanding - diluted	114,245,008	94,765,391	105,024,751	94,533,446

Adjusted earnings per share

Adjusted earnings per share - basic	0.55	0.59	1.34	1.50
Adjusted earnings per share - diluted	0.55	0.58	1.34	1.49

note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. This amount for the quarter ended September 30, 2016, is net of tax of $4,926 (2015 - $1,944). For the three quarters ended September 30, 2016, this amount is net of tax of $11,139 (2015 - $5,417).

note 2: This amount for the quarter ended September 30, 2016, is net of tax of $76 (2015 - $21). For the three quarters ended September 30, 2016, this amount is net of tax of $4,066 (2015 - $149).

note 3: This amount for the quarter ended September 30, 2016, is net of tax of $67 (2015 - $50). For the three quarters ended September 30, 2016, this amount is net of tax of (recovery) $180 (2015 - ($635)).

note 4: For the three quarters ended September 30, 2015, this amount is net of tax of $1,143.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-36	Stantec Inc.

RECENT ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2016, we adopted the following amendments (further described in note 6 of our December 31, 2015, annual consolidated financial statements and note 4 of our September 30, 2016, unaudited interim consolidated financial statements):

•	Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)
•	Annual Improvements (2012–2014 Cycle)
•	Disclosure Initiative (Amendments to IAS 1)

Adopting these amendments had no impact on our financial position or performance.

FUTURE ADOPTIONS

Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 4 of our September 30, 2016, unaudited interim consolidated financial statements (incorporated here by reference).

Controls and Procedures

Evaluation of Disclosure Controls and Procedures. Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting during the last fiscal quarter covered by this quarterly report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

Our risk factors (described in our 2015 Annual Report) have been re-evaluated in connection with the MWH acquisition. Our restated risks for the combined Company follow:

Demand for Stantec’s services is vulnerable to economic downturns and reductions in government and private industry spending. If the economy weakens, our revenue and financial condition may be adversely affected.

For several years, global capital and credit markets and the global economy have experienced significant uncertainty, characterized by the bankruptcy, failure, collapse, or sale of various financial institutions; the European sovereign debt crisis; and a considerable level of intervention from governments around the world. Economic conditions in Canada and a number of other countries and regions have been weak and may remain difficult for the foreseeable future.

Demand for our services is and will continue to be vulnerable to economic downturns and reductions in government and private industry spending and is affected by the general level of economic activity in the markets in which we operate, both in North America and internationally. If the global economy weakens, our revenue, profits, and overall financial condition may deteriorate. In addition, interest rate fluctuations, inflation, financial market volatility, or credit market disruptions may limit our access to capital and negatively affect the ability of our clients to obtain credit to finance their businesses on acceptable terms. If our clients’ operating and financial performance deteriorates or they cannot make scheduled payments or obtain credit, they may be unable to pay Stantec. An inability to pay could adversely affect our backlog, earnings, and cash flows.

If we are unable to adjust our workforce or service mix in a timely manner because of a downturn in a particular region, industry, or sector, the downturn could have a material adverse effect on our overall business, including liquidity and the results of operations. Adverse economic conditions may decrease our clients’ willingness to make capital

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-37	Stantec Inc.

expenditures or cause them to otherwise reduce their spending on services. This could result in diminished revenue and margins for our business. As well, adverse economic conditions could alter the overall mix of services that clients seek to purchase, and increased competition during a period of economic decline could force us to accept contract terms that are less favorable to Stantec than we would otherwise be able to negotiate under different circumstances. Changes in our mix of services or a less favorable contracting environment may cause our backlog, revenue and margins to decline.

Our global operations increase the complexity of managing and running the business.

Because of Stantec’s global platform, we are subject to a variety of risks, including (a) a greater risk of longer collection cycles and uncollectible accounts, (b) cultural, logistical, and communications challenges, (c) changes in labor conditions, (d) general social, economic, and political conditions in foreign markets, (e) international hostilities and terrorism, (f) risks related to complying with a wide variety of local, national, and international laws, together with potential adverse changes in laws and regulatory practices, (g) the difficulties and costs of staffing and managing global operations, (h) fluctuations in exchange rates, (i) multiple and possibly overlapping tax structures, (j) exchange controls and other funding restrictions, (k) political and economic instability, (l) changes in government trade policies affecting the markets for Stantec’s services, (m) embargoes, and (n) compliance with licensing requirements. In addition, we will face competition in other countries from companies that may have more experience in such countries or with global operations generally.

If Stantec is not able to successfully manage its growth strategy, its business and results of operations may be adversely affected.

Integrations can be time consuming and challenging and can result in management focusing on the integration effort. Acquisitions may result in a decrease in our operating income or operating margins, and we may be unable to recover investments made in any such acquisitions. Acquired firms may expose Stantec to unanticipated problems or legal liabilities. Difficulties encountered while combining operations could adversely affect our businesses and might prevent us from achieving the anticipated improvement in professional service offerings, market penetration, profitability, and geographic presence. Key employees of the acquired business could depart because of uncertainties and difficulties in completing the acquisition and integration or because they do not want to remain with the combined Company. We may be unable to achieve our strategic objectives if we do not manage the challenges associated with responding to the sensitivities of cultural diversity and the particularities of local markets. Cultural differences in various countries may also present barriers to introducing new ideas and to aligning our vision and strategy throughout our Company. The inability of management to effectively manage growth or of our employees to achieve anticipated performance could have a material adverse effect on our business and results of operations.

The failure to source additional acquisition targets could impair Stantec’s growth.

Historically, we have supplemented our internal growth through acquisitions, joint arrangements, and investments in associates, and we expect that a significant part of any future growth will continue to come from these transactions. However, we may not be able to locate suitable acquisitions or find potential acquisitions with terms and conditions that are acceptable to us. As the professional services industry consolidates, suitable acquisition candidates are expected to be more difficult to find and may be available only at prices or under terms that are less favorable than they once were.

Stantec may have difficulty achieving organic growth targets.

We may not be able to organically increase the size of our operations. Organic growth is achieved when we meet our clients’ expectations by effectively delivering quality projects and expanding the services we provide to existing and new clients. If we are unable to effectively compete for projects, expand services to existing and new clients, and attract qualified staff, we will have difficulty increasing market share and achieving our growth plans. Organic growth is also affected by other factors such as economic conditions that are beyond our control. During economic downturns, the ability of both private and government entities to fund expenditures may decline significantly, which could have a material adverse effect on our organic growth.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-38	Stantec Inc.

Failure to maintain effective operational management practices may adversely affect Stantec’s financial condition and results of operations.

Our clients depend on us to deliver projects on time, on budget, and at acceptable quality levels. For us to succeed, our internal processes must support effective professional practice standards, including having strong project managers and project management tools, an appropriate insurance program, and a simple, effective way to bill and collect from clients. If we do not manage projects effectively, we may incur additional costs. In turn, this may result in projects that are not as profitable as expected. Projects that are not completed on schedule may further reduce profitability and lead to client dissatisfaction.

Delays in payments by clients may adversely affect Stantec’s financial condition and results of operations.

Because of the nature of Stantec’s contracts, we sometimes commit resources to projects before receiving payments from our clients in amounts sufficient to cover our expenditures as they are incurred. In certain cases, clients are project-specific entities that do not have significant assets other than their interests in the project. From time to time, payments owed by these clients may be difficult to collect. If our clients fail to pay invoices on time or default in making payments on projects for which Stantec has devoted significant resources, there could be a material adverse effect on our liquidity or results of operations. In our experience, clients who withhold payment are more likely to be dissatisfied with services and are more likely to bring claims against Stantec.

Stantec’s backlog of uncompleted projects is subject to unexpected adjustments and cancellations and therefore may not accurately reflect future revenue.

We cannot guarantee that the revenues projected in our backlog will be realized or, if realized, will result in profit. Projects may remain in backlog for an extended time. Also, project delays, suspensions, terminations, cancellations, reductions in scope, or other adjustments do occur from time to time in our industry due to factors beyond our control and may have a material impact on the value of reported backlog with a corresponding adverse impact on future revenues and profitability.

Stantec has several long-term government contracts; some of which are funded yearly. If appropriations for funding are not made in subsequent years of a multiple-year contract, we may not be able to realize all anticipated revenue and profit from that project. In addition, a delay in completing the budget process of a governmental client could delay procurement of our services and have an adverse effect on our future revenue.

A portion of our revenue is derived from contracts with agencies and departments of local, regional, state, federal, foreign governments, and foreign-regulated utilities. Many government contracts are subject to the government’s budgetary approval process. Legislatures and governmental agencies typically appropriate funds for programs yearly, even though contract performance may take more than one year. As a result, at the beginning of a program, the related contract is only partially funded; additional funding is normally committed only as appropriations are made in each subsequent fiscal year. These appropriations and the timing of payment of appropriated amounts may be influenced by, among other things, the state of the economy, competing priorities for appropriation, changes in administration or control of legislatures, the timing and amount of tax receipts, and the overall level of government expenditures. If appropriations are not made in subsequent years on our government contracts, then we will not realize all potential revenue and profit from that contract.

Interruption to systems and network infrastructure and the inability to enhance its cybersecurity may cause delays and loss of critical data and could delay or prevent operations and cause prejudice to Stantec’s clients.

To sustain business operations and remain competitive, we rely heavily on our core and regional networks, complex server infrastructure and operating systems, communications and collaboration technology, design software, and business applications. If we are unable to scale this core infrastructure; constantly upgrade our applications, systems, and network infrastructure; and attract and retain our key information technology (IT) personnel, our service delivery and revenues could be interrupted or delayed. If we do not have strong leadership in IT, we run the risk of failing to adequately plan and respond to our IT infrastructure needs; this could severely impair our ability to meet our clients’ needs. Similarly, we must adequately plan for and successfully implement each initiative for the IT projects we wish

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-39	Stantec Inc.

to deploy. Failure to do so could cause system interruptions and loss of critical data, could delay or prevent operations, and could adversely affect our operating results, liquidity, or financial position. In addition, Stantec’s computer and communications systems and operations could be damaged or interrupted by natural disasters, telecommunications failures, acts of war or terrorism, computer viruses, physical or electronic security breaches, or other similar events or disruptions. The adverse financial impacts of these events could include remediation costs, costs associated with increased protection, lost revenues, litigation costs, and reputational damage leading to lost clients.

Stantec also faces the threat of unauthorized system access, computer hackers, malicious code, and organized cyber-attacks. Although we devote significant resources to the security of Stantec’s computer systems, we may still be vulnerable to threats. Anyone who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in system operations. As a result, we may be required to expend significant resources to protect against the threat of system disruptions and security breaches, or to alleviate problems caused by disruptions and breaches. If we are unable to enhance our Company’s cybersecurity to prevent or contain network and data breaches or other unauthorized access to corporate systems, we run the risk that service delivery and revenue generation capabilities could be interrupted, delayed, or destroyed. As well, adversaries may seek information about critical infrastructure projects that Stantec is engaged in; consequently, we have a critical requirement to protect sensitive project information, including as-built and future design documents. Any of these or other events could cause system interruptions, delays, and loss of critical data; could delay or prevent operations; and could cause prejudice to our clients.

If Stantec fails to attract, retain, and mobilize skilled employees, our ability to execute our strategy would be adversely affected.

We derive revenue almost exclusively from services performed by our employees; therefore, our ability to attract, retain, and develop highly qualified people is a crucial driver of our success. There is significant competition from major consulting, boutique consulting, engineering, public agency, research, and other professional services firms for talented people with the skills necessary to provide the types of services that we require to execute our strategy. Our inability to attract and retain highly qualified staff could impede our ability to secure and complete engagements and to maintain or expand client relationships. If our high-performing, high-potential employees are not engaged or, worse, are disengaged, unable, or unwilling to continue employment with our Company—and we do not have a well-developed succession plan in place before their departure—our business, operations, and prospects may be adversely affected.

Stantec bears the risk of cost overruns on fixed-price contracts. Stantec may experience reduced profits or, in some cases, losses under these contracts if costs increase above Stantec’s estimates.

As Stantec grows, we have opportunities to work on larger and more complex projects. Historically, our business has followed a fee-for-service model; now, some clients in select markets and business operating units are demanding alternative project delivery methods (such as bundled services of engineering, procurement, and construction; design-builds; and public-private partnerships). Failure to respond to these market demands may result in clients awarding projects to our competitors, resulting in lost revenue. If we choose to engage in work with clients who have more strenuous conditions attached to their projects, poor project management may result in a higher probability of cost overruns and liabilities.

Risk is inherent in such contracts because we agree to the fixed selling price of the project at the time we enter into the contract or at a time before we perform the services, and the price may not adequately compensate us for the actual cost to perform the agreed-to services. The selling price is based on estimates of the ultimate cost of the contract, and we assume substantially all risks associated with completing the project, as well as any post-completion warranty obligations. For projects covered by fixed-price contracts, we bear the risk of cost overruns, operating cost inflation, labor availability and productivity, and supplier and subcontractor pricing and performance. When making proposals for engagements on these fixed-price contracts, we rely heavily on our estimates of costs and timing for completing the associated projects, as well as our assumptions regarding technical issues. We also assume the risks related to the revenue, cost, and gross profit realized on these contracts, which can vary, sometimes substantially, from the original projections due to changes in various factors, including, but not limited to,

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-40	Stantec Inc.

•	Engineering design changes
•	Accuracy in the estimates’ scope and number of unit items included in the price
•	Unanticipated technical problems
•	Changes in the costs of components, materials, or labor
•	Difficulties in obtaining required governmental permits or approvals
•	Changes in local laws and regulations
•	Changes in local labor conditions
•	Project modifications that create unanticipated costs
•	Delays caused by local weather conditions
•	Stantec’s project owners’, suppliers’, or subcontractors’ failure to perform

These risks may be exacerbated by the length of time between signing a contract and completing the project because many fixed-price projects are long term and are often subject us to penalties if portions of the project are not completed within agreed-to time limits. Therefore, significant losses can result from performing large, long-term projects for a fixed price. Our failure to accurately estimate costs or the resources and technology needed to perform contracts or to effectively manage and control costs during the performance of our work could result in reduced profits or losses. More generally, any increased or unexpected costs or unanticipated delays in connection with the performance of these contracts, including costs and delays caused by contractual disputes or other factors outside of our control, could make these contracts less profitable or unprofitable.

The outcome of claims and litigation and the threat of a major loss, even if Stantec is ultimately found not liable for it, could adversely impact its business.

The threat of a major loss—such as the filing of a design-defect lawsuit against Stantec for damages in excess of Stantec’s professional liability insurance limits—could adversely impact our business, even if after several years of protracted legal proceedings, Stantec is ultimately not found liable for the loss or claim. Further, risk associated with the threat of a major loss is increased in the context of a construction-related major loss. The threat could be deemed by our bankers to be a material adverse event under Stantec’s credit facility, and they could immediately cut off the liquidity we need to fund our day-to-day operations. The threat could also adversely affect our business because of its effect on Stantec’s reputation, and our inability to win or renew contracts pending a determination of liability could harm our operations and reduce our profits and revenues.

Project sites are inherently dangerous. Failure to maintain safe work sites could have an adverse impact on Stantec’s business, financial condition, and results of operations.

Our Health, Safety, Security, and Environment (HSSE) program is aimed at reducing risks to people, the environment, and our business. These risks could result in personal injury, loss of life, or environmental or other damage to our property or the property of others. Construction and maintenance sites are inherently dangerous, placing our employees in close proximity to mechanized equipment, moving vehicles, chemical and manufacturing processes, highly regulated materials, and other work-site dangers. Because Stantec is a multinational company, our employees travel to and work in high-security-risk countries around the world that are undergoing political, social, and economic problems resulting in war, civil unrest, criminal activity, acts of terrorism, or public health crises. We may incur material costs to maintain the safety of our personnel and consultants. If our health and safety policies and practices are inadequate, we could be exposed to civil or statutory liability arising from injuries or deaths. If we cannot or elect not to insure because of high premium costs or other reasons, Stantec could become liable for damages arising from these events. If we require additional time to complete projects or we lose employee time because of injury on projects that have sustained HSSE incidents, we risk incurring additional costs. We also risk losing existing or future potential projects if our HSSE program and metrics fail to meet our clients’ expectations.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-41	Stantec Inc.

Stantec operates in many different jurisdictions, and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anticorruption laws.

The U.S. Foreign Corrupt Practices Act (FCPA) and similar worldwide anticorruption laws, including the UK Bribery Act and the Canadian Corruption of Foreign Public Officials Act (CFPOA) of 2010, generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anticorruption laws, including the requirements to maintain accurate information and internal controls which may fall within the purview of the FCPA, its books and records provisions, or its anti-bribery provisions. We operate in many parts of the world that have experienced governmental corruption to some degree; in certain circumstances, strict compliance with anticorruption laws may conflict with local customs and practices. Despite our training and compliance programs, we cannot assure that our internal control policies and procedures will always protect us from reckless or criminal acts committed by our employees or agents. Stantec’s continued expansion outside the United States and Canada, including into developing countries, could increase the risk of such violations in the future. Also, from time to time, government investigations of corruption in construction-related industries affect Stantec and its peers. Violations of these laws or allegations of such violations could disrupt our business and result in a material adverse effect on our results of operations or financial condition.

Misconduct by Stantec’s employees, partners, or consultants or Stantec’s failure to comply with laws or regulations applicable to its business could damage Stantec’s reputation.

Stantec’s stakeholders—such as investors, employees, and clients—respond quickly to negative news about Stantec, especially when we have failed to meet our commitments. Misconduct, fraud, or other improper activities caused by our employees, partners, or consultants, including failure to comply with laws or regulations, could have a significant negative impact on our business and reputation. Such improper conduct could include the failure to comply with procurement regulations; regulations regarding the protection of classified information; legislation regarding the pricing of labor and other costs in government contracts; regulations on lobbying or similar activities; import-export controls; the FCPA, the CFPOA, and similar anti-bribery laws; antiboycott laws; and other applicable laws or regulations. Our failure to comply with applicable laws or regulations or misconduct by any of our employees or consultants could subject us to fines and penalties, require disclosure of such violations or conduct in proposals to government clients, disqualify us from or lessen our chances for government contract awards, or result in cancellation of contracts or suspension or debarment from contracting with government agencies. Any of these may adversely affect our business.

Force majeure events could negatively impact Stantec’s ability to complete client work.

Stantec’s offices, computer and communications systems, and operations could be damaged or interrupted by natural disasters, telecommunications failures, acts of war or terrorism, or other similar events. If we fail to maintain clear crisis communications plans, effective emergency response plans, and effective pandemic response plans, we put our employees and clients at risk. Failure to quickly respond to crises could adversely affect our ability to start or complete work for clients, which could lead to client dissatisfaction and claims.

Inadequate internal or disclosure controls over financial reporting may result in material misstatements in Stantec’s financial statements and public disclosure.

Inadequate internal or disclosure controls over financial reporting could result in material misstatements in Stantec’s financial statements and related public disclosures. This could lead to a loss of market confidence and a decrease in market value. Inadequate controls could also result in other risks: fraud, system downtime, delayed processing, inappropriate decisions based on non-current internal financial information, or the inability to continue business operations.

The nature of Stantec’s engineering and construction services exposes it to various rules and regulations and potential liability, claims, fines, or sanctions that may reduce its profitability.

Stantec is subject to a variety of regulations and standards. Our business model includes a range of business operating units and jurisdictions, each with its own set of rules and regulations. Compliance with additional regulations and standards could materially increase our costs, and noncompliance with laws and regulations could have a significant

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-42	Stantec Inc.

impact on results. We engage in engineering and construction activities for large, complex, and sometimes iconic facilities where design, construction, or systems failures can result in substantial injury or damage to clients or third parties or can significantly harm Stantec’s reputation. For example, a design or construction failure in a dam could result in a substantial loss of life, significant economic costs, and property and environmental damage for which Stantec may be subject to claims and lawsuits.

Water and wastewater operations are subject to extensive laws and regulations that govern the protection of the health, safety, security and environment; the quality of the water; water allocation rights; and the manner in which we collect, treat, and discharge wastewater. Given the nature of our business, which in part involves providing services to clients to allow them to supply water for human consumption, Stantec could be held liable for environmental damage as well as damages arising from toxic tort or other lawsuits or criminal enforcement actions or other consequences arising out of human exposure to hazardous substances in water supplied by our clients. Stantec could also be exposed to liability if our clients experience system failures as a result of a deficiency in our water treatment or wastewater collection services.

Our business requires us to make judgments and recommendations about environmental, structural, geotechnical, and other conditions at project sites. If our performance, judgments, or recommendations are later found to be incomplete or incorrect, Stantec may be liable for the resulting damages. Stantec is, has been, and in the future may be named as a defendant in or threatened with legal proceedings where parties may make a claim for damages or other remedies with respect to our projects or other matters. In addition, our operations are subject to the usual hazards inherent in providing engineering and construction services, such as the risk of work accidents, fires, and explosions. These hazards can cause personal injury and loss of life, business interruptions, property damage, pollution, and other environmental damages. Stantec may be subject to claims as a result of these hazards.

Changes to tax laws and regulations may adversely affect Stantec’s effective tax rate, thereby adversely affecting its financial condition and results of operations.

Stantec is subject to income taxes in various foreign jurisdictions. The tax legislation, regulations, and interpretations that apply to our operations are continually changing. Also, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions where we operate. Significant judgment is required to determine the required provision for income taxes, and management uses accounting and fiscal principles to determine income tax positions that we believe are likely to be sustained by applicable tax authorities. However, we have no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. In the ordinary course of business, the ultimate tax determination is uncertain for many transactions and calculations. Any of the factors noted above could have a material adverse effect on our net income or cash flows by affecting our operations and profitability, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses as Stantec grows. An increase or decrease in our effective tax rate could have a material adverse impact on our financial condition and results of operations.

As a result of the MWH acquisition, Stantec has defined benefit plans that currently have a significant deficit. These could grow in the future, causing us to incur additional costs.

Following the MWH acquisition, Stantec has foreign-defined benefit pension plans for certain employees. At September 30, 2016, the defined benefit pension plans had an aggregate deficit (the excess of projected benefit obligations over the fair value of plan assets) of approximately $36.6 million. In the future, our pension deficits may increase or decrease depending on changes in interest rate levels, pension plan performance, and other factors. If we are forced or elect to make up all or a portion of the deficit for unfunded benefit plans over a short time, our cash flow could be materially and adversely affected.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-43	Stantec Inc.

Subsequent Events

On November 9, 2016, we declared a cash dividend of $0.1125 per share payable on January 12, 2017, to shareholders of record on December 30, 2016.

On November 9, 2016, we received approval from the Toronto Stock Exchange respecting the renewal of our Normal Course Issuer Bid, which enables us to purchase up to 3,418,357 common shares during the period of November 14, 2016, to November 13, 2017.

Effective November 9, 2016, Marie-Lucie Morin was appointed to Stantec’s board of directors. Ms. Morin brings to the role 30 years’ experience in Canadian federal public service. She was previously appointed National Security Advisor to the Prime Minister and Associate Secretary to the Cabinet and has served as Deputy Minister for International Trade and as Associate Deputy Minister of Foreign Affairs. Ms. Morin also has a wealth of experience serving on corporate and not-for-profit boards. She is a lawyer and a graduate of the Université de Sherbrooke in Quebec, Canada.

Caution Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlook or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management’s Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2016 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this report. Forward-looking statements in this report include but are not limited to the following:

•	The discussion of our goals in the Core Business and Strategy section, including but not limited to our plan to achieve a compound average growth rate of 15% through a combination of organic and acquisition growth

•	Our short-term, annual, and long-term targets and expectations for our regional and business operating units in the Outlook – Business Operating Unit Outlook and Results – Gross and Net Revenue sections

•	Our annual overall outlook under the Outlook – Overall Outlook section

•	Our expectation on the timing for the completion of the MWH integration and the expected synergies and efficiencies of the combined business in the Outlook – Overall Outlook section

•	Our expectations regarding economic trends, industry trends, and commodity prices in the sectors and regions in which we operate

•	Our expectations regarding our sources of cash and ability to meet our normal operating and capital expenditures in the Liquidity and Capital Resources section

•	Our statements about our expectation and abilities to build on the construction capabilities of MWH and expand our current North American acquisition strategy into global markets, and our expectations for revenue breakdown geographically in the Core Business and Strategy section

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-44	Stantec Inc.

•	Our expectation that the economic impact of the Brexit referendum will not, in the short term, have a significant impact on our UK operations

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks, including the risks described in the Risk Factors section of this report.

Assumptions

In determining our forward-looking statements, we consider material factors, including assumptions about the performance of the Canadian, US, and various international economies in 2016 and their effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2016 are listed in the Outlook section beginning on page M-54 of our 2015 Annual Report. The following information updates and, therefore, supersedes those assumptions.

•	To establish our level of future cash flows, we assumed that the Canadian dollar would remain relatively stable during 2016. We also assumed that our average interest rate would remain relatively stable in 2016 compared to 2015. The Canadian dollar closed at US$0.76 on September 30, 2016, compared to US$0.72 on December 31, 2015. The average interest rate for our new revolving credit facility and term loan was 3.0% at September 30, 2016, compared to 1.72% at December 31, 2015. To establish our effective income tax rate, we assumed the tax rate substantially enacted at the time of preparing our targets for 2016 for the countries in which we operate, primarily Canada and the United States. Our effective tax rate was 28.0% at September 30, 2016, compared to 26.1% for the year ended December 31, 2015 (further explained on page M-23).

•	In our 2015 Annual Report, the Bank of Canada forecasted that GDP growth would be 1.6% in 2016 and the overnight target rate would be 0.50%. The GDP forecast for 2016 has since been revised to 1.1%.

•	In our 2015 Annual Report, the US Congressional Budget Office forecasted that GDP growth would be 2.7% in 2016. The GDP forecast for 2016 has since been revised to 1.9%.

•	In our 2015 Annual Report, we noted that according to the National Association of Home Builders (NAHB) in the United States, seasonally adjusted annual rates of total housing starts in the United States were expected to increase to 1,257,000 units in 2016. This forecast has since been revised to 1,164,000 units in 2016.

•	In our 2015 Annual Report, we noted that the World Bank forecasted 3.3% for 2016’s global real GDP growth, 3.7% for the Middle East and North Africa, and 2.6% for the United Kingdom. These forecasts have since been revised to 2.4% growth for global, 2.9% for the Middle East and North Africa, and 2.0% for the United Kingdom.

•	In our 2015 Annual Report, we noted that the Federal Reserve is expected to gradually increase the federal funds rate throughout 2016. We now expect the rate will increase more slowly than originally anticipated.

The Core Business and Strategy and Outlook sections of this report contain forward-looking information regarding the MWH acquisition. Certain material assumptions were made in making the forward-looking statements regarding the MWH acquisition, including the following:

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-45	Stantec Inc.

•	With respect to management’s intent to leverage the brand equity of MWH and the ability to cross-sell, management has assumed that it will be able to deploy the capabilities of MWH to Stantec’s existing clients and cross-sell Stantec’s services across the global network of MWH consistent with management’s expectations.

•	With respect to synergies, management has assumed the ability to integrate the business of MWH in a timely manner and that the combined Company will be able to achieve synergies consistent with management’s current expectations. Risk factors include the ability of the Company to successfully leverage the Company’s back-office functions, optimize its operational footprint, and realize expected revenue opportunities consistent with management’s current expectations.

•	With respect to enhanced efficiency of the combined Company, management has assumed that it will be able to implement its best practices in the combined Company.

•	With respect to the combined Company’s ability to grow in a manner consistent with Stantec’s historical growth, management has assumed that the combined Company can achieve organic and acquisition growth consistent with recent past performance.

With regards to these assumptions relating to statements throughout this report regarding the ability of the Company to gain synergies and build on MWH’s capabilities, the risk factors include those risk factors referred to under the Risk Factors section of this report.

The preceding list of assumptions is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained here represent our expectations as of November 9, 2016, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2016, our current practice is to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis (unaudited) September 30, 2016	M-46	Stantec Inc.

Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars)	Notes	September 30 2016 $	December 31 2015 $

ASSETS	9
Current
Cash and deposits	6	143,521	67,342
Cash in escrow	6	9,313	8,646
Trade and other receivables	7	804,423	570,577
Unbilled revenue		504,819	228,970
Income taxes recoverable		46,552	19,727
Prepaid expenses		58,625	29,022
Other financial assets	8	18,505	26,722
Other assets		1,733	386

Total current assets		1,587,491	951,392
Non-current
Property and equipment		214,181	158,085
Goodwill		1,801,421	966,480
Intangible assets		414,576	138,079
Investments in joint ventures and associates		8,396	4,467
Deferred tax assets		23,365	11,254
Other financial assets	8	154,123	111,479
Other assets		4,478	643

Total assets		4,208,031	2,341,879

LIABILITIES AND EQUITY
Current
Bank indebtedness	6	20,434	-
Trade and other payables	15	656,227	352,199
Billings in excess of costs		197,159	109,159
Income taxes payable		2,394	-
Long-term debt	9	105,688	133,055
Provisions	10	43,154	22,878
Other financial liabilities		2,823	2,601
Other liabilities	12	21,654	12,162

Total current liabilities		1,049,533	632,054
Non-current
Long-term debt	9	979,239	232,301
Provisions	10	76,417	62,572
Net employee defined benefit liability	11	36,569	-
Deferred tax liabilities		54,371	21,256
Other financial liabilities		5,605	2,748
Other liabilities	12	75,771	67,688

Total liabilities		2,277,505	1,018,619

Shareholders’ equity
Share capital	15	868,326	289,118
Contributed surplus	15	18,236	15,788
Retained earnings		901,229	852,725
Accumulated other comprehensive income		141,568	165,629

Total shareholders’ equity		1,929,359	1,323,260

Non-controlling interests		1,167	-

Total liabilities and equity		4,208,031	2,341,879

See accompanying notes

F-1	Stantec Inc.

Consolidated Statements of Income

(Unaudited)

		For the quarter ended		For the three quarters ended
		September 30		September 30

(In thousands of Canadian dollars, except per share amounts)	Notes	2016 $	2015 $	2016 $	2015 $

Gross revenue		1,257,313	750,809	3,059,338	2,166,786
Less subconsultant/ subcontractor and other direct expenses		385,101	130,705	781,152	360,480

Net revenue		872,212	620,104	2,278,186	1,806,306
Direct payroll costs	19	399,139	282,345	1,049,068	820,616

Gross margin		473,073	337,759	1,229,118	985,690
Administrative and marketing expenses	5,11,15,19	358,255	244,113	971,562	740,539
Depreciation of property and equipment		13,794	11,621	36,398	33,625
Amortization of intangible assets		24,265	10,185	55,009	29,091
Net interest expense	9	7,667	2,700	21,598	8,229
Other net finance expense		1,991	852	5,643	2,429
Share of income from joint ventures and associates		(688)	(468)	(1,764)	(1,623)
Foreign exchange loss (gain)		428	(297)	493	(331)
Other (income) expense	20	(56)	174	(184)	(7,043)

Income before income taxes		67,417	68,879	140,363	180,774

Income taxes
Current		15,456	22,688	36,365	53,892
Deferred		2,692	(3,746)	2,937	(4,179)

Total income taxes		18,148	18,942	39,302	49,713

Net income for the period		49,269	49,937	101,061	131,061

Weighted average number of shares outstanding – basic		113,930,264	94,293,901	104,659,351	94,063,837

Weighted average number of shares outstanding – diluted		114,245,008	94,765,391	105,024,751	94,533,446

Shares outstanding, end of the period		113,945,237	94,352,144	113,945,237	94,352,144

Earnings per share
Basic		0.43	0.53	0.97	1.39

Diluted		0.43	0.53	0.96	1.39

See accompanying notes

F-2	Stantec Inc.

Consolidated Statements of Comprehensive Income

(Unaudited)

	For the quarter ended September 30			For the three quarters ended September 30

(In thousands of Canadian dollars)	Note	2016 $	2015 $	2016 $	2015 $

Net income for the period		49,269	49,937	101,061	131,061

Other comprehensive income (loss) (All items may be reclassified to net income in subsequent periods)

Exchange differences on translation of foreign operations		28,235	29,473	(27,741)	74,297
Unrealized loss on foreign currency hedge	13	-	-	(10,244)	-
Reclassification of realized loss on foreign currency hedge	13	-	-	10,244	-
Net unrealized (loss) gain on available-for-sale financial assets		2,486	(1,977)	3,746	(806)
Net realized gain on available-for-sale financial assets transferred to income		-	-	-	(4,466)
Income tax effect on available-for-sale financial assets		(44)	34	(66)	92

Other comprehensive income (loss) for the period, net of tax		30,677	27,530	(24,061)	69,117

Total comprehensive income for the period, net of tax		79,946	77,467	77,000	200,178

See accompanying notes

F-3	Stantec Inc.

Consolidated Statements of Shareholders’ Equity

(Unaudited)

					Accumulated
	Shares	Share	Contributed		Other
	Outstanding	Capital	Surplus	Retained	Comprehensive
	(note 15)	(note 15)	(note 15)	Earnings	Income	Total
(In thousands of Canadian dollars,
except shares outstanding)	#	$	$	$	$	$

Balance, December 31, 2014	93,836,258	276,698	13,490	735,917	60,140	1,086,245

Net income				131,061		131,061
Other comprehensive income					69,117	69,117

Total comprehensive income				131,061	69,117	200,178
Share options exercised for cash	515,886	8,175				8,175
Share-based compensation expense			3,926			3,926
Reclassification of fair value of share options previously expensed		2,523	(2,523)			-
Dividends declared				(29,654)		(29,654)

Balance, September 30, 2015	94,352,144	287,396	14,893	837,324	129,257	1,268,870

Balance, December 31, 2015	94,435,898	289,118	15,788	852,725	165,629	1,323,260

Net income				101,061		101,061
Other comprehensive loss					(24,061)	(24,061)

Total comprehensive income				101,061	(24,061)	77,000
Share options exercised for cash	118,164	2,271				2,271
Share-based compensation expense			3,173			3,173
Shares repurchased under Normal Course Issuer Bid (note 15)	(572,825)	(1,754)	(95)	(16,361)		(18,210)
Shares issued, net of transaction costs (note 15)	19,964,000	578,061	-	-		578,061
Reclassification of fair value of share options previously expensed		630	(630)			-
Dividends declared (note 15)				(36,196)	-	(36,196)

Balance, September 30, 2016	113,945,237	868,326	18,236	901,229	141,568	1,929,359

See accompanying notes

F-4	Stantec Inc.

Consolidated Statements of Cash Flows

(Unaudited)

		For the quarter ended September 30		For the three quarters ended September 30

		2016	2015	2016	2015
(In thousands of Canadian dollars)	Notes	$	$	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		1,271,540	775,522	3,085,992	2,109,539
Cash paid to suppliers		(559,854)	(241,092)	(1,304,395)	(720,406)
Cash paid to employees		(643,130)	(436,965)	(1,642,452)	(1,271,708)
Interest received		794	528	3,736	1,749
Interest paid		(6,633)	(1,094)	(23,154)	(7,571)
Finance costs paid		(1,960)	(723)	(5,389)	(1,968)
Income taxes paid		(12,119)	(18,093)	(45,717)	(60,733)
Income taxes recovered		10,545	6,009	11,865	7,541

Cash flows from operating activities	21	59,183	84,092	80,486	56,443

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	5	(23,299)	(19,242)	(1,063,259)	(151,484)
Cash held in escrow	6	-	-	(7,667)	(6,000)
Dividend distributions from investments in joint ventures and associates		19	968	591	2,267
Purchase of investments held for self-insured liabilities		(1,388)	(5,573)	(6,572)	(9,630)
Decrease in other financial assets		-	4,652	13,030	4,334
Proceeds from lease inducements		-	-	1,961	560
Purchase of intangible assets		(3,987)	(159)	(4,967)	(2,240)
Purchase of property and equipment		(16,588)	(9,400)	(42,877)	(28,754)
Proceeds on disposition of property and equipment		169	138	2,066	435

Cash flows used in investing activities		(45,074)	(28,616)	(1,107,694)	(190,512)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of revolving credit facility		(38,842)	(11,795)	(177,382)	(48,636)
Proceeds from revolving credit facility		4,790	-	430,902	-
Repayment of senior secured notes		-	-	(125,000)	-
Proceeds from term loan		-	-	450,000	110,311
Transaction costs on long-term debt		-	-	(9,373)	-
Payment of finance lease obligations		(1,602)	(372)	(13,099)	(9,944)
Repurchase of shares for cancellation	15	-	-	(18,210)	-
Proceeds from issue of share capital		679	2,526	606,182	8,175
Transaction costs for issue of shares		-	-	(25,850)	-
Payment of dividends to shareholders	15	(12,814)	(9,885)	(33,293)	(28,427)

Cash flows (used in) from financing activities		(47,789)	(19,526)	1,084,877	31,479

Foreign exchange gain (loss) on cash held in foreign currency		594	1,112	(1,924)	3,244

Net (decrease) increase in cash and cash equivalents		(33,086)	37,062	55,745	(99,346)
Cash and cash equivalents, beginning of the period		156,173	17,296	67,342	153,704

Cash and cash equivalents, end of the period	6	123,087	54,358	123,087	54,358

See accompanying notes

F-5	Stantec Inc.

Index to the Notes to the Unaudited Interim

Condensed Consolidated Financial Statements

Note		Page

1	Corporate Information	F-7

2	Basis of Preparation	F-7

3	Basis of Consolidation	F-7

4	Recent Accounting Pronouncements and Changes to Accounting Policies	F-8

5	Business Acquisitions	F-8

6	Cash and Cash Equivalents	F-12

7	Trade and Other Receivables	F-13

8	Other Financial Assets	F-13

9	Long-Term Debt	F-14

10	Provisions	F-16

11	Net Employee Defined Benefit Liability	F-18

12	Other Liabilities	F-19

13	Derivative Financial Instruments	F-19

14	Commitments	F-19

15	Share Capital	F-19

16	Fair Value Measurements	F-22

17	Financial Instruments	F-23

18	Capital Management	F-25

19	Employee Costs	F-26

20	Other (Income) expense	F-26

21	Cash Flows from Operating Activities	F-27

22	Related-Party Disclosures	F-27

23	Segmented Information	F-30

24	Events after the Reporting Period	F-33

25	Comparative Figures	F-33

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016	F-6	Stantec Inc.

Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

1. CORPORATE INFORMATION

The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc. (the Company) for the three quarters ended September 30, 2016, were authorized for issue in accordance with a resolution of the Company’s Audit and Risk Committee on November 9, 2016. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through design, construction, and commissioning.

2. BASIS OF PREPARATION

These consolidated financial statements for the quarter ended September 30, 2016, were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting (IAS 34). The consolidated financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s December 31, 2015, annual consolidated financial statements.

The accounting policies adopted when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the Company’s annual consolidated financial statements for the year ended December 31, 2015, except for the following:

•	The accounting policy in note 11 regarding the defined benefit pension plans acquired in the second quarter of 2016 in connection with the acquisition of MWH Global, Inc. (described in note 5)

•	The accounting policy in note 13 regarding forward contracts entered into in the first two quarters of 2016

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual income.

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates. The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the Company’s December 31, 2015, annual consolidated financial statements except for the addition of significant judgments and estimates in note 11 regarding the defined benefit plans acquired in the second quarter of 2016 in connection with the acquisition of MWH Global, Inc.

3. BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its structured entities as at September 30, 2016.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and structured entities are prepared as at September 30, 2016. All intercompany balances are eliminated.

Joint ventures are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenue, and expenses of the joint operation.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016	F-7	Stantec Inc.

4. RECENT ACCOUNTING PRONOUNCEMENTS AND CHANGES TO ACCOUNTING POLICIES

Recently adopted

The following amendments have been adopted by the Company effective January 1, 2016. The adoption of these amendments did not have an impact on the financial position or performance of the Company.

•	In May 2014, the IASB issued Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11). The amendments provide guidance on accounting for acquisitions of interests in joint operations in which the activity constitutes a business, as defined by IFRS 3 Business Combinations (IFRS 3). The acquirer applies all principles on business combinations accounting in IFRS 3 and other IFRSs, except for those principles that conflict with the guidance in IFRS 11 Joint Arrangements. In addition, the acquirer must disclose the information required by IFRS 3 and other IFRSs for business combinations. This amendment is effective January 1, 2016, on a prospective basis.

•	In September 2014, the IASB issued Annual Improvements (2012-2014 Cycle) to make necessary but non-urgent amendments to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations; IFRS 7 Financial Instrument: Disclosures; IAS 19 Employee Benefits; and IAS 34. These amendments are effective January 1, 2016, on a retrospective basis, except for IAS 34, which is effective on a prospective basis.

•	In December 2014, the IASB issued Disclosure Initiative (Amendments to IAS 1). It provides amended guidance about materiality and the order of the notes to the financial statements. These amendments are effective January 1, 2016.

Future adoptions

The standards, amendments, and interpretations issued before 2016 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2015, annual consolidated financial statements. The following additional amendments were issued in 2016 and will be effective in future years. The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time.

•	In April 2016, the IASB issued Clarifications to IFRS 15 Revenue from Contracts with Customers (Amendments to IFRS 15 Revenue from Contracts). The amendments clarify the standard and provide additional transition relief for modified contracts and completed contracts. This amendment is effective on or after January 1, 2018, with earlier application permitted.

•	In June 2016, the IASB issued Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2). The amendments clarify how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. This amendment is effective on or after January 1, 2018, with earlier application permitted.

5. BUSINESS ACQUISITIONS

Acquisitions are accounted for under the acquisition method of accounting and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company and when the valuation of intangible assets and other assets and liabilities acquired are finalized. The preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these measurement period adjustments are material.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016	F-8	Stantec Inc.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed. This may result in an increase in or a reduction of the notes payable consideration (recorded on the acquisition date) to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

For some acquisitions, additional payments may be made to the employees of an acquired company that are based on the employees’ continued service over an agreed time period. These additional payments are not included in the purchase price. They are expensed as compensation when services are provided by the employees.

Acquisitions in 2016

On March 11, 2016, the Company acquired all the shares and business of Bury Holdings, Inc. (Bury) for cash consideration and notes payable. Bury is based in Austin, Texas, with additional offices in Dallas, Houston, and San Antonio, Texas; Phoenix, Arizona; and Orlando, Florida. Bury is a multidisciplinary design firm with professionals in civil, mechanical, electrical, plumbing design, and structural engineering; surveying; land planning; and landscape architecture. This addition expands the Company’s Infrastructure business operating unit in the United States.

On May 6, 2016, the Company acquired all the issued and outstanding common shares and business of MWH Global, Inc. (MWH) for cash consideration of US$792,613,000. Pursuant to the acquisition agreement, each share unit and share appreciation right of MWH outstanding immediately prior to the close of the acquisition became fully vested in the form of MWH’s common shares. All notes receivable from MWH’s shareholders (US$14,993,000) and the grant price related to all outstanding share appreciation rights (US$12,010,000) were offset against and reduced the per-share acquisition consideration payable to such shareholders. This resulted in a net purchase price of US$765,610,000 (CDN $999,385,000). Headquartered in Broomfield, Colorado, MWH is a global engineering, consulting, and construction management firm providing services in program management and management consulting, construction management services, and engineering and technical services, particularly in the water, renewable energy, and sustainability sectors. The acquisition of MWH adds 187 offices operating in 26 countries across 6 continents. It expands the Company’s Energy & Resources, Environmental Services, and Infrastructure business operating units and creates a new offering: Construction Services.

On May 26, 2016, the Company acquired all the shares and business of VOA Associates, Inc. (VOA) for cash consideration and notes payable. VOA is based in Chicago, Illinois, and has additional offices in New York City, New York; Orlando, Florida; Washington, DC; and Highland, Indiana. VOA provides expertise in architecture, interior design, landscaping, and planning. This addition enhances the Company’s Buildings business operating unit in the United States.

On September 16, 2016, the Company acquired all the shares and business of Edwards & Zuck, P.C. and Edwards & Zuck, D.P.C. (collectively called Edwards & Zuck) for cash consideration and notes payable. Edwards & Zuck is based in New York City, New York; Miami, Florida; Morristown, New Jersey; and Stamford, Connecticut. Edwards & Zuck provides expertise in mechanical, electrical, and plumbing design. This addition enhances the Company’s Buildings business operating unit in the United States.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016	F-9	Stantec Inc.

Consideration for assets acquired and liabilities assumed

Details of the consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

For acquisitions completed year to date

	September 30, 2016
(In thousands of Canadian dollars)	MWH acquisition $	Other acquisitons $	Total $

Cash consideration	999,385	114,222	1,113,607
Notes payable	-	42,918	42,918

Consideration	999,385	157,140	1,156,525

Assets and liabilities acquired
Cash acquired	92,704	5,134	97,838
Non-cash working capital	54,402	36,212	90,614
Property and equipment	46,245	8,488	54,733
Investments in joint ventures and associates	3,179	-	3,179
Other financial assets	33,358	1,160	34,518
Intangible assets
Client relationships	184,057	20,754	204,811
Contract backlog	54,779	6,186	60,965
Trademarks	9,224	797	10,021
Trademarks – indefinite life	9,702	-	9,702
Software	13,428	-	13,428
Lease advantages	5,652	902	6,554
Lease disadvantages	(2,429)	(316)	(2,745)
Other	4,805	-	4,805
Long-term debt	(139,616)	(7,086)	(146,702)
Provisions	(23,764)	(10,178)	(33,942)
Net employee defined benefit liability	(43,823)	-	(43,823)
Other employee related liabilities	(26,274)	-	(26,274)
Other financial liabilities	(4,745)	-	(4,745)
Other liabilities	(19,877)	(157)	(20,034)
Non-controlling interests	(880)	-	(880)
Deferred income taxes	(9,445)	(4,491)	(13,936)

Total identifiable net assets at fair value	240,682	57,405	298,087
Goodwill arising on acquisitions	758,703	99,735	858,438

Consideration	999,385	157,140	1,156,525

Measurement Period Adjustments

The preliminary fair values of the net assets recognized in the Company’s June 30, 2016, consolidated financial statements were based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During the third quarter of 2016, adjustments to acquisitions were identified as follows.

MWH acquisition

In September 2016, the Company obtained actuarial valuations of its defined-benefit pension plans (the Plans) at May 6, 2016 (the date of the MWH acquisition). The fair value of the Plans was $43,823,000, which was $15,382,000 more than the preliminary estimate. As a result, the Company revised the purchase price allocation for MWH by increasing the net employee defined-benefit liability by $15,382,000, deferred tax assets by $2,835,000, and goodwill by $12,547,000.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016	F-10	Stantec Inc.

Management is in the process of performing a detailed review of MWH’s major projects portfolio and identified that, for certain projects, the estimates used for costs-to-complete for revenue recognition, provisions for receivables, and project claims did not reflect all the facts and circumstances at the acquisition date. Based on the review performed to date, the Company revised the purchase price allocation for MWH by decreasing the fair value of accounts receivable by $3,264,000 and increasing billings in excess of costs by $8,410,000, provisions by $943,000, deferred tax assets by $4,697,000, and goodwill by $7,920,000.

Management is in the process of finalizing the income tax returns for MWH and assessing uncertain tax liabilities at May 6, 2016. As a result, the Company revised the preliminary purchase price for MWH by increasing the estimates used for the fair value of deferred tax assets by $4,002,000 and decreasing other liabilities by $2,282,000 and goodwill by $6,284,000.

Other acquisitions

Management is in the process of performing a detailed review of KBR’s major project portfolio and identified that, for certain projects, the estimates used for costs-to-complete for revenue recognition and provisions for claims did not reflect all the facts and circumstances at the acquisition date. Based on the review performed to date, the Company revised the purchase price allocation for KBR by increasing billings in excess of costs by $2,603,000, provisions by $7,612,000, deferred tax assets by $4,086,000, and goodwill by $6,129,000. Measurement period adjustments impacting goodwill for all other acquisitions were immaterial.

For all the above measurement period adjustments, from the date of acquisition to September 30, 2016, management does not consider the impact to net income and other comprehensive income to be material for restating prior periods.

Other information

Trade receivables assumed from acquired companies are recognized at fair value at the time of acquisition. Trade receivables acquired from MWH had a fair value of $217,381,000 and gross value of $231,125,000. In the first three quarters of 2016, trade receivables acquired from other companies had a fair value of $55,214,000 and gross value of $61,469,000.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. No amount of goodwill and intangible assets resulting from the acquisition of MWH is deductible for income tax purposes. For all other acquisitions completed during the first three quarters of 2016, $98,233,000 is deductible for income tax purposes.

The fair values of provisions are determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration and onerous contracts. The Company assumed $12,782,000 in provisions for claims relating to MWH. For the other acquisitions completed during the first three quarters of 2016, the Company assumed $9,542,000 in provisions. At the reporting date, provisions for claims outstanding, relating to all prior acquisitions, were reassessed and determined to be $32,109,000 based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 8).

The Company estimates that gross revenue earned since the date of acquisition for MWH is $792,399,000 and for all other acquisitions completed during the first three quarters of 2016 is $57,009,000. The Company is in the process of integrating the operations and systems of MWH and has substantially integrated the other acquisitions; therefore, it is impracticable to disclose the acquiree’s earnings in the Company’s consolidated financial statements since the acquisition date.

If the business combinations that occurred in 2016 had taken place at the beginning of 2016, gross revenue from continuing operations for 2016 would have been $3,730,723,000 and profit from continuing operations would have been $102,525,000.

In 2016, directly attributable acquisition-related costs of $14,110,000 for MWH and $413,000 for all other acquisitions have been expensed and are included in administrative and marketing expenses. These costs consist primarily of legal, accounting, and financial advisory fees and costs directly related to the acquisitions.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016	F-11	Stantec Inc.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

(In thousands of Canadian dollars)	For the quarter ended September 30 2016 $	For the three quarters ended September 30 2016 $

Cash consideration (net of cash acquired)	13,877	1,015,769
Payments on notes payable from previous acquisitions	9,422	47,490

Total net cash paid	23,299	1,063,259

Total notes payable and adjustments to these obligations are as follows:

(In thousands of Canadian dollars)	Notes Payable $

December 31, 2015	122,714
Additions for acquisitions in the period	42,918
Other adjustments	3,296
Payments	(47,490)
Interest	1,124
Impact of foreign exchange	(6,066)

September 30, 2016	116,496

6. CASH AND CASH EQUIVALENTS

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

(In thousands of Canadian dollars)	September 30 2016 $	September 30 2015 $

Cash	140,195	53,208
Unrestricted investments	3,326	1,150

Cash and deposits	143,521	54,358
Bank indebtedness	(20,434)	-

Cash and cash equivalents	123,087	54,358

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

At September 30, 2016, and pursuant to acquisition agreements, $2,492,000 (US$1,900,000) was in an escrow account for the Kellogg Brown & Root Services, Inc. acquisition, and $6,821,000 (US$5,200,000) for the Bury acquisition. These escrow funds cover potential indemnification claims and will be settled in accordance with an escrow agreement. A corresponding obligation was recorded on acquisition and is included in notes payable.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016	F-12	Stantec Inc.

7. TRADE AND OTHER RECEIVABLES

(In thousands of Canadian dollars)	September 30 2016 $	December 31 2015 $

Trade receivables, net of allowance	745,049	558,844
Holdbacks, current	34,735	6,908
Other	24,639	4,825

Trade and other receivables	804,423	570,577

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance, which is determined in part based on the age of the outstanding receivables and the Company’s historical collection and loss experience.

The following table provides a reconciliation of changes to the Company’s allowance for doubtful accounts.

(In thousands of Canadian dollars)	September 30 2016 $	December 31 2015 $

Balance, beginning of the period	20,858	18,152
Provision for doubtful accounts	14,274	7,590
Deductions	(5,387)	(7,800)
Impact of foreign exchange	(1,612)	2,916

Balance, end of the period	28,133	20,858

The aging analysis of gross trade receivables is as follows:

(In thousands of Canadian dollars)	Total $	1–30 $	31–60 $	61–90 $	91–120 $	121 + $

September 30, 2016	773,182	429,587	152,188	49,954	41,006	100,447

December 31, 2015	579,702	311,215	133,796	43,703	30,922	60,066

8. OTHER FINANCIAL ASSETS

(In thousands of Canadian dollars)	September 30 2016 $	December 31 2015 $

Investments held for self-insured liabilities	134,552	126,489
Holdbacks on long-term contracts	31,100	8,814
Indemnifications	2,104	757
Other	4,872	2,141

	172,628	138,201
Less current portion	18,505	26,722

Long-term portion	154,123	111,479

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016	F-13	Stantec Inc.

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. These investments are classified as available for sale and are stated at fair value with unrealized gains (losses) recorded in other comprehensive income. Their fair value and amortized cost are as follows:

	September 30 2016 $		December 31 2015 $
(In thousands of Canadian dollars)	Fair Value	Amortized Cost/Cost	Fair Value	Amortized Cost/Cost

Bonds	89,729	88,587	88,081	87,522
Equity securities	43,329	37,679	38,408	36,758
Term deposits	1,494	1,494	-	-

Total	134,552	127,760	126,489	124,280

The bonds bear interest at rates ranging from 0.88% to 4.88% per annum (December 31, 2015 – 0.38% to 5.10%). Term deposits mature by June 2017.

The terms to maturity of the bond portfolio, stated at fair value, are as follows:

(In thousands of Canadian dollars)	September 30 2016 $	December 31 2015 $

Within one year	16,381	26,321
After one year but not more than five years	60,985	61,760
More than five years	12,363	-

Total	89,729	88,081

Indemnifications

The Company’s indemnifications relate to certain legal claims (note 10). During 2016, the Company increased provisions and indemnification assets relating to prior acquisitions by $1,387,000 (September 30, 2015 – $303,000) due to new information obtained in the period.

9. LONG-TERM DEBT

(In thousands of Canadian dollars)	September 30 2016 $	December 31 2015 $

Notes payable	144,763	124,454
Revolving credit facilities	467,404	96,968
Term loan	450,206	-
Senior secured notes	-	124,792
Finance lease obligations	22,554	19,142

	1,084,927	365,356
Less current portion	105,688	133,055

Long-term portion	979,239	232,301

Notes payable

Notes payable consists primarily of notes payable for acquisitions (note 5). The weighted average rate of interest on the notes payable at September 30, 2016, was 3.46% (December 31, 2015 – 3.63%). The notes may be supported by promissory notes and are due at various times from 2016 to 2020. The aggregate maturity value of the notes at September 30, 2016, was $147,103,000 (December 31, 2015 – $126,840,000). At September 30, 2016, $143,664,000

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016	F-14	Stantec Inc.

(US$109,525,000) (December 31, 2015 – $117,282,000 (US$84,741,000)) of the notes’ carrying amount was payable in US funds.

Revolving credit facilities and term loan

On May 6, 2016, the Company entered into an agreement for new $1.25 billion syndicated senior secured credit facilities (New Credit Facilities) consisting of a senior secured revolving credit facility in the maximum amount of $800 million and a $450 million senior secured term loan in three tranches. The revolving credit facility expires on May 6, 2020, and may be repaid from time to time at the option of the Company. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Tranches A and B of the term loan were drawn in Canadian funds of $150 million each (due May 6, 2018, and May 6, 2019, respectively), and tranche C was drawn in US funds of $116.7 million (due May 6, 2020). The term loan was recorded net of transaction costs of $3,341,000, which are amortized over the life of the three tranches.

The New Credit Facilities may be drawn in Canadian dollars as either a prime rate loan or a bankers’ acceptance; in US dollars as either a US base rate or a LIBOR advance; or, in the case of the revolving credit facility, in sterling or euros as a LIBOR advance; and by way of letters of credit. These facilities bear interest at the reference rate plus an applicable margin ranging from 0.00% to 2.75%, depending on the nature of the loan drawn and the Company’s leverage ratio (a non-IFRS measure). The Company will also have available additional currencies under the revolving credit facility on a case-by-case basis, dependent on availability from the lenders at the time of the drawdown. As security for the obligations under these facilities, the Company and certain of its subsidiaries granted the lenders a first-ranking security interest over all present and after-acquired assets, property, and undertakings subject to customary carve-outs. The New Credit Facilities contain restrictive covenants (note 18).

The Company previously entered into an agreement for a $350 million revolving credit facility expiring in August 2018. This facility allowed the Company access to an additional $150 million under the same terms and conditions on approval from its lenders. Depending on the form under which the credit facility was accessed, rates of interest varied between Canadian prime, US base rate, and LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points varied, depending on the Company’s level of consolidated debt to EBITDA (a non-IFRS measure), from 20 to 125 for Canadian prime and US base rate loans, and from 120 to 225 for bankers’ acceptances, LIBOR loans, and letters of credit. This revolving credit facility was repaid with the proceeds from the New Credit Facilities.

At September 30, 2016, $157,404,000 (US$120,000,000) of the revolving credit facility was payable in US funds, and $310,000,000 was payable in Canadian funds. At December 31, 2015, $71,968,000 (US$52,000,000) of the revolving credit facility was payable in US funds and $25,000,000 was payable in Canadian funds. At September 30, 2016, $153,075,000 (US$116,700,000) (December 31, 2015 – nil) of the term loan was payable in US funds and $300,000,000 (December 31, 2015 – nil) was payable in Canadian funds. The average interest rate applicable at September 30, 2016, for the New Credit Facilities was 3.03% (December 31, 2015 – 1.72%).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to the facility agreement. At September 30, 2016, the Company had issued and outstanding letters of credit that expire at various dates before October 2017, are payable in various currencies, and total $58,540,000 (December 31, 2015 – $919,000). These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At September 30, 2016, $253,622,000 (December 31, 2015 – $252,113,000) was available in the new revolving credit facility for future activities.

At September 30, 2016, there were $3,409,000 (December 31, 2015 – nil) in additional letters of credit issued and outstanding, outside of the Company’s revolving credit facility. These were issued in various currencies and expire at various dates before August 2017.

The Company previously had a bid bond facility expiring on August 31, 2018, in the amount of $15 million. This facility allowed the Company access to an additional $5 million under the same terms and conditions upon approval from its lenders. It was used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in foreign currencies. As a result of entering into the agreement for the New Credit Facilities, this facility was cancelled during the quarter ended June 30, 2016. At December 31, 2015, $10,828,000 was issued under this bid

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016	F-15	Stantec Inc.

bond facility, which was payable in various international currencies and set to expire at various dates before April 2017.

Senior secured notes

The Company previously issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1,115,000. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between the Company, as issuer, and BNY Trust Company of Canada, as trustee and collateral agent; they were ranked pari passu with the Company’s existing revolving credit facility; and they contained restrictive covenants (note 18). Interest on the senior secured notes was payable semi-annually in arrears on May 10 and November 10 until maturity or the earlier of payment, redemption, or purchase in full of the senior secured notes.

The senior secured notes were redeemable by the Company, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture, with an option for the Company to purchase the notes for cancellation at any time. The senior secured notes were redeemed with the proceeds from the New Credit Facilities (described above). The breakage fee paid on redemption was $3,926,000 and was recorded in net interest expense.

Surety facilities

The Company has surety facilities to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. At September 30, 2016, the Company issued bonds under these surety facilities totaling $311,000 (December 31, 2015 – $387,000) in Canadian funds and $491,097,000 (US$374,398,000) (December 31, 2015 – $4,726,000 (US$3,415,000)) in US funds. These bonds expire at various dates before April 2020.

Finance lease obligations

The Company has finance leases for software and for automotive and office equipment. At September 30, 2016, finance lease obligations included finance leases bearing interest at rates ranging from 0.52% to 6.99% (December 31, 2015 – 0.66% to 9.08%). These finance leases expire at various dates before November 2020.

Future minimum lease payments under finance leases and the present value of the net minimum lease payments are as follows:

(In thousands of Canadian dollars)	September 30 2016 $	December 31 2015 $

Within one year	13,863	8,807
After one year but not more than five years	8,871	10,611

Total minimum lease payments	22,734	19,418

Present value of minimum lease payments	22,554	19,142

10. PROVISIONS

(In thousands of Canadian dollars)	September 30 2016 $	December 31 2015 $

Provision for self-insured liabilities	64,127	61,480
Provisions for claims	32,352	13,277
Onerous contracts	11,503	10,693
End of employment benefit plans	11,589	-

	119,571	85,450
Less current portion	43,154	22,878

Long-term portion	76,417	62,572

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016	F-16	Stantec Inc.

In the normal conduct of operations, various legal claims are pending against the Company, alleging, among other things, breaches of contract or negligence in connection with the performance of consulting and construction services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. Due to uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, provisions accrued involve estimates. The ultimate cost to resolve these claims may exceed or be less than that recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income and financial position. Management regularly reviews the timing of the outflows of these provisions. Cash outflows for existing provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s cash flows.

Provision for self-insured liabilities

(In thousands of Canadian dollars)	September 30 2016 $	December 31 2015 $

Provision, beginning of the period	61,480	50,074
Current-period provision	10,995	12,125
Payment for claims settlement	(6,342)	(7,056)
Impact of foreign exchange	(2,006)	6,337

Provision, end of the period	64,127	61,480

The current and long-term portions of provision for self-insured liabilities are determined based on an actuarial estimate. At September 30, 2016, the long-term portion was $58,909,000 (December 31, 2015 – $56,722,000).

Provisions for claims

(In thousands of Canadian dollars)	September 30 2016 $	December 31 2015 $

Provisions, beginning of the period	13,277	4,506
Current-period provisions	1,741	2,087
Claims from acquisitions	22,323	8,746
Claims paid or otherwise settled	(5,377)	(4,255)
Impact of foreign exchange	388	2,193

Provisions, end of the period	32,352	13,277

Provisions for claims include an estimate for costs associated with legal claims covered by third-party insurance. Often, these legal claims are from previous acquisitions and may be indemnified by the acquiree (notes 5 and 8).

Onerous contracts

(In thousands of Canadian dollars)	September 30 2016 $	December 31 2015 $

Liability, beginning of the period	10,693	7,812
Current-period provisions	3,312	3,724
Resulting from acquisitions	2,462	1,450
Costs paid or otherwise settled	(4,777)	(3,290)
Impact of foreign exchange	(187)	997

Liability, end of the period	11,503	10,693

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016	F-17	Stantec Inc.

Onerous contracts consist of lease exit liabilities and sublease losses. Payments for these onerous contracts will occur until December 2024.

11. NET EMPLOYEE DEFINED BENEFIT LIABILITY

Resulting from the acquisition of MWH on May 6, 2016, the Company became the sponsor of three defined benefit pension plans (the Plans) covering certain full-time employees and past employees, primarily in the United Kingdom. During the third quarter of 2016, the Company obtained an actuarial valuation of the plans at May 6, 2016, which resulted in an adjustment to the purchase price allocation as further described in note 5. The benefits for the Plans are based on final compensation and years of service. The Company recognizes the cost of the benefits over the periods that employees are expected to render services in return for those benefits.

The Plans’ assets are measured at fair value. The Plans require that contributions be made to separately administered funds, which are maintained independently with custodians. The assets consist of mutual funds and an insurance contract with a major insurance company.

The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using actuarial valuations. Changes in the net defined benefit obligation are expensed under administrative and marketing expenses in the consolidated statements of income. The expense consists of net interest expense or income and administrative expenses paid directly by the plans. Net interest is calculated by applying the discount rate to the net defined benefit liability. The defined benefit plan expense recognized in the consolidated statements of income is $691,000 for the third quarter and $1,091,000 from May 6, 2016, to September 30, 2016.

Remeasurements, comprising of actuarial gains and losses and the return on the Plans’ assets (excluding amounts included in net interest on the net employee defined benefit liability), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to other comprehensive income in the period in which they occur. Remeasurements are not reclassified to net income in subsequent periods.

In the consolidated statements of financial position, the net employee defined benefit liability for the unfunded status of the Plans is as follows:

(In thousands of Canadian dollars)	September 30 2016 $

Defined benefit obligation	266,046
Fair value of plans’ assets	229,477

Unfunded status	36,569

The Company expects to contribute $2,448,000 to the Plans from September 30, 2016, to December 31, 2016.

The Company’s investment policy for the Plans is to balance risk and return. To accomplish this, approximately half of the Plans’ assets are invested in a wholly insured with-profits insurance contract with a major insurance company. Contributions made to this contract are invested in insurance policies administered by third parties, which provide for a declared rate of interest. The yields on the investments are intended to provide for a steady return on the assets, which is not dependent on stock market fluctuations, to reflect the long-term performance of the investment. The other approximately half of the Plans’ assets are invested in mutual funds. The insurance contract is fair valued using valuation techniques with market observable inputs; and the mutual funds are fair valued using quoted market prices.

Use of estimates

The cost of the defined benefit pension plan and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include determining the discount rate, mortality rates, salary increases, inflation, membership movements, legislative changes, and investment market conditions. The defined benefit obligation is sensitive to changes in these assumptions, particularly to the discount rate and mortality rates. The average discount rate on the Plans is 3.31%. The discount rate is based on the average annualized yield on a AA corporate bond

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016	F-18	Stantec Inc.

index of appropriate duration reflecting the Plans’ liabilities. The mortality rate takes into account information in the actuarial profession’s publications and that is publicly available plus any special geographical or occupational features of the Plans’ membership.

12. OTHER LIABILITIES

(In thousands of Canadian dollars)	Note	September 30 2016 $	December 31 2015 $

Deferred gain on sale leaseback		1,254	1,790
Lease inducement benefits		44,201	44,967
Lease disadvantages		5,226	3,994
Deferred share units payable	15	13,943	16,550
Other cash-settled share-based compensation	15	6,112	5,882
Liability for uncertain tax positions		26,689	6,667

		97,425	79,850
Less current portion		21,654	12,162

Long-term portion		75,771	67,688

13. DERIVATIVE FINANCIAL INSTRUMENTS

During the three quarters ended September 30, 2016, the Company entered into US$773 million foreign currency forward contract agreements to purchase US$773,000,000 for $1,008,883,000 at fixed rates varying from 1.3236 to 1.28655 that matured on May 6, 2016. These derivative financial instruments were entered into to mitigate foreign currency fluctuation risk on the purchase price of MWH that was to be paid in US dollars. The fair value of the contracts resulted in a realized loss of $10,244,000. The Company designated these foreign currency forward contracts as a cash flow hedge against the purchase price of MWH; therefore, the unrealized loss relating to these derivative financial instruments was recorded in other comprehensive income (loss) until it was realized on the maturity date. The hedging relationship was effective to the date of maturity.

14. COMMITMENTS

The Company has various operating lease commitments, including commitments for annual basic premises rent under long-term leases, storage facilities, and equipment and vehicle operating leases. The Company also has purchase obligations for software support and equipment. Depending on the agreement, the Company may enter into renewal options or escalation clauses.

Future minimum rental payments payable under noncancellable operating leases and purchase obligations as at September 30, 2016, are as follows:

(In thousands of Canadian dollars)	$

Within one year	206,274
After one year but not more than five years	532,690
More than five years	401,667

1,140,631

The premises rental expense for the three quarters ended September 30, 2016, was $120,304,000 (September 30, 2015 – $97,745,000).

15. SHARE CAPITAL

Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016	F-19	Stantec Inc.

Common shares

During 2015, the Company filed a Normal Course Issuer Bid with the TSX, which enables it to purchase up to 3,774,179 common shares during the period of November 10, 2015, to November 9, 2016. During the first three quarters of 2016, 572,825 common shares were repurchased for cancellation pursuant to the ongoing Normal Course Issuer Bid at a cost of $18,210,000. Of this amount, $1,754,000 and $95,000 reduced the share capital and contributed surplus accounts, respectively, with $16,361,000 being charged to retained earnings. No common shares were repurchased for cancellation in 2015.

During the first three quarters of 2016, the Company filed a short-form prospectus with securities regulators in Canada and the United States to allow for the issuance of $525,140,000 in subscription receipts, representing the right of the holder to receive, without payment of additional consideration, one common share of the Company upon closing of MWH. After share issuance costs of $22,781,000, the net proceeds to the Company were $502,359,000. The underwriters exercised their option to purchase an overallotment of 2,604,000 subscription receipts for $78,771,000 under the same terms as above. After share issuance costs of $3,069,000, the net proceeds on the overallotment were $75,702,000. Therefore, the total price to the public, the issuance costs, and the net proceeds to the Company were $603,911,000, $25,850,000, and $578,061,000, respectively.

During the third quarter of 2016, the Company recognized a share-based compensation expense of $2,256,000 (September 30, 2015 – reduction of expense by $594,000) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $1,245,000 (September 30, 2015 – $1,313,000) related to the fair value of options granted and $1,011,000 (September 30, 2015 – reduction of expense by $1,907,000) related to the cash-settled share-based compensation (deferred share units (DSUs), restricted share units (RSUs), and performance share units (PSUs)).

During the first three quarters of 2016, the Company recognized a share-based compensation expense of $3,532,000 (September 30, 2015 – $6,824,000) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $3,173,000 (September 30, 2015 – $3,926,000) related to the fair value of options granted and $359,000 (September 30, 2015 – $2,898,000) related to the cash-settled share-based compensation (DSUs, RSUs, and PSUs).

The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options, for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

Dividends

Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends declared and recorded in the consolidated financial statements in 2016.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $

November 4, 2015	December 31, 2015	January 14, 2016	0.1050	9,916,000
February 24, 2016	March 31, 2016	April 14, 2016	0.1125	10,563,000
May 11, 2016	June 30, 2016	July 14, 2016	0.1125	12,814,000
August 3, 2016	September 30, 2016	October 13, 2016	0.1125	-

At September 30, 2016, trade and other payables included $12,819,000 (December 31, 2015 – $9,916,000) related to the dividends declared on August 3, 2016.

Share-based payment transactions

In 2016, under the long-term incentive program, the Company granted share options and PSUs. The Company also has a DSU plan for the board of directors.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016	F-20	Stantec Inc.

a) Share options

The Company has granted share options to officers and employees to purchase 3,808,456 shares at prices from $14.33 to $32.90 per share. These options expire on dates between January 28, 2018, and March 3, 2022.

	For the three quarters ended September 30 2016		For the year ended December 31 2015
	Shares #	Weighted Average Exercise Price $	Shares #	Weighted Average Exercise Price $

Share options, beginning of the period	2,980,601	26.17	2,676,568	21.82
Granted	995,904	32.83	965,064	32.01
Exercised	(118,164)	19.22	(599,640)	15.81
Forfeited	(49,885)	31.02	(61,391)	29.48

Share options, end of the period	3,808,456	28.06	2,980,601	26.17

The fair value of options granted is determined at the date of grant using the Black-Scholes option-pricing model. The model was developed to use when estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including expected share price volatility and the expected hold period to exercise.

At September 30, 2016, 1,964,035 (September 30, 2015 – 1,346,012) share options were exercisable at a weighted average price of $23.83 (September 30, 2015 – $20.02). At September 30, 2016, 2,639,532 share options were antidilutive (September 30, 2015 – 1,702,803).

b) Restricted share units

Under the Company’s restricted share unit plan, senior vice presidents (SVPs) received RSUs. An RSU is equal to one common share. After two years from the date granted, SVPs received a cash payment equivalent to the weighted-by-volume average of the closing price of the Company’s common shares for the last 10 trading days before the units’ release date. The RSUs vested on their grant date since the SVPs were not required to complete a specified period of service. The units were recorded at fair value. RSUs were adjusted for dividends as they arose, based on the number of units outstanding on the record date.

During the quarter, no RSUs (September 30, 2015 – 130) were issued. At September 30, 2016, no RSUs were outstanding (December 31, 2015 – 38,450 RSUs were outstanding at the fair value of $1,335,000).

c) Performance share units

Under the Company’s Long-Term Incentive Plan, certain members of the senior leadership teams, including the chief executive officer (CEO), may be granted PSUs. These units are adjusted for dividends as they arise, based on the number of units held on the record date. PSUs vest upon completing a three-year service condition that starts on the grant date. The number of units that vest is subject to a percentage that can range from 0% to 200%, depending on achieving two equally weighted three-year performance objectives based on net income growth and return on equity. For units that vest, unit holders receive a cash payment based on the closing price of the Company’s common shares on the third anniversary date of issue. The fair value of these units is expensed over their three-year vesting period.

During the quarter, 1,944 PSUs were issued (September 30, 2015 – 1,140) and 5,243 units were forfeited (2015 – 4,407). At September 30, 2016, 574,147 PSUs were outstanding at the fair value of $13,999,000 (December 31, 2015 – 348,043 PSUs were outstanding at the fair value of $9,962,000).

d) Deferred share units

The Company also has a DSU plan; directors of the board may receive DSUs. A DSU is equal to one common share. Before 2014, the CEO could also receive DSUs. These units vest on their grant date and are paid in cash to the CEO and directors of the board on their death or retirement, or in the case of the CEO, in cash on termination. They are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016	F-21	Stantec Inc.

10 trading days of the month of death, retirement, or termination. These units are recorded at fair value. DSUs are adjusted for dividends as they arise, based on the number of units outstanding on the record date.

During the quarter, 8,387 DSUs (September 30, 2015 – 14,369) were issued. At September 30, 2016, 456,685 DSUs were outstanding at the fair value of $13,943,000 (December 31, 2015 – 476,777 DSUs were outstanding at the fair value of $16,550,000).

16. FAIR VALUE MEASUREMENTS

All financial instruments carried at fair value are categorized into one of the following three categories:

•	Level 1 – quoted market prices

•	Level 2 – valuation techniques (market observable)

•	Level 3 – valuation techniques (non-market observable)

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets at fair value on a recurring basis. During the first three quarters of 2016, no change was made to the method of determining fair value.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period. During the three quarters ended September 30, 2016, no transfers were made between levels 1 and 2 fair value measurements.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis as at September 30, 2016:

(In thousands of Canadian dollars)	Notes	Carrying Amount $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Assets
Investments held for self-insured liabilities	8	134,552	-	134,552	-

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016	F-22	Stantec Inc.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis as at September 30, 2016:

(In thousands of Canadian dollars)	Note	Fair Value Amount of Liability $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Notes payable	9	145,069	-	145,069	-

The fair values of notes payable are determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

17. FINANCIAL INSTRUMENTS

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and deposits, cash in escrow, trade and other receivables, investments held for self-insured liabilities, holdbacks on long-term contracts, and indemnifications.

The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which, at September 30, 2016, was $1,125,013,000 (December 31, 2015 – $785,795,000).

The Company limits its exposure to credit risk by placing its cash and deposits in and entering into derivative agreements with high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds, equities, and term deposits. The risk associated with corporate bonds, equities, and term deposits is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade and other receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables, which, at September 30, 2016, was 56 days (December 31, 2015 – 68 days).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $800 million revolving credit facility and term loan, and the issuance of common shares. The unused capacity of the revolving credit facility at September 30, 2016, was $253,622,000 (December 31, 2015 – $252,113,000). The Company believes that it has sufficient resources to meet its obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 (note 18).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016	F-23	Stantec Inc.

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

(In thousands of Canadian dollars)	Total $	Less than 1 Year $	1 to 3 Years $	After 3 Years $

December 31, 2015
Trade and other payables	352,199	352,199	-	-
Long-term debt	368,226	133,557	233,523	1,146
Other financial liabilities	5,349	2,601	247	2,501

Total contractual obligations	725,774	488,357	233,770	3,647

September 30, 2016
Trade and other payables	656,227	656,227	-	-
Long-term debt	1,087,448	106,339	980,012	1,097
Other financial liabilities	8,428	2,823	5,605	-

Total contractual obligations	1,752,103	765,389	985,617	1,097

In addition to the financial liabilities listed in the table, the Company will pay interest on the revolving credit facility and term loan outstanding in future periods. Further information on long-term debt is included in note 9.

Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility and term loan are based on floating interest rates. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds and term deposits.

If the interest rate on the Company’s revolving credit facility and term loan balances at September 30, 2016, was 0.5% higher, with all other variables held constant, net income would have decreased by $1,677,000. If it was 0.5% lower, an equal and opposite impact on net income would have occurred.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency–denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts.

If exchange rates were $0.01 lower at September 30, 2016, with all other variables held constant, net income would have increased by $11,000. If they were $0.01 higher, an equal and opposite impact on net income would have occurred.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

Price risk

The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity funds. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified. A 1.0% increase in equity prices would have increased the Company’s comprehensive income by $312,000. A 1.0% decrease would have had an equal and opposite impact on comprehensive income.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016	F-24	Stantec Inc.

18. CAPITAL MANAGEMENT

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, acquisition growth, and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to Normal Course Issuer Bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to EBITDA ratio below 2.5
•	Return on equity (ROE) at or above 12%

These targets are established annually and monitored quarterly. The Company revised its target for ROE from at or above 14% that was set for 2015 to at or above 12% for 2016. ROE is impacted by net income and by fluctuations in the Canadian dollar since the resulting unrealized gains or losses on the translation of the Company’s foreign subsidiaries impacts shareholders’ equity.

Net debt to EBITDA ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and deposits and cash in escrow, divided by (2) EBITDA, calculated as income before income taxes, net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible asset impairment. The Company’s net debt to EBITDA ratio at September 30, 2016, was 3.09 (December 31, 2015 – 0.94), calculated on a trailing four-quarter basis. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time. This was the case for the MWH acquisition (note 5).

ROE, a non-IFRS measure, is calculated as net income for the last four quarters, divided by average shareholders’ equity over each of those quarters. The Company’s ROE for the period ended September 30, 2016, was 8.4% (December 31, 2015 – 12.9%). The Company did not meet its ROE target since net income was impacted by acquisition-related costs and additional shares issued that primarily related to the acquisition of MWH.

The Company is subject to restrictive covenants related to its New Credit Facilities that are measured quarterly. These covenants include, but are not limited to, a leverage ratio and an interest coverage ratio (non-IFRS measures). The leverage ratio is calculated as consolidated debt to EBITDA, and the interest coverage ratio is calculated as EBITDA to interest expense. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation.

The Company was also subject to restrictive covenants related to its $350 million revolving credit facility and its senior secured notes that were measured quarterly. These facilities were repaid and redeemed, respectively, during the second quarter of 2016. These covenants included, but were not limited to, consolidated debt to EBITDA and EBITDAR to consolidated debt service ratio (non-IFRS measures). EBITDAR was calculated as EBITDA, plus building rental obligations net of common area costs, taxes, charges, and levies. Failure to meet the terms of one or more of these covenants may have constituted a default, potentially resulting in accelerating the repayment of the debt obligation.

The Company was in compliance with the covenants under these agreements throughout the nine months ended September 30, 2016.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016	F-25	Stantec Inc.

19. EMPLOYEE COSTS

		For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	Note	2016 $	2015 $	2016 $	2015 $

Wages, salaries, and benefits		610,560	429,565	1,628,638	1,266,757
Pension costs		14,944	10,658	43,219	35,061
Share-based compensation	15	2,256	(594)	3,532	6,824

Total employee costs		627,760	439,629	1,675,389	1,308,642

Direct labor		399,139	282,345	1,049,068	820,616
Indirect labor		228,621	157,284	626,321	488,026

Total employee costs		627,760	439,629	1,675,389	1,308,642

Direct labor costs include salaries, wages, and related fringe benefits for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income.

20. OTHER (INCOME) EXPENSE

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2016 $	2015 $	2016 $	2015 $

Loss (gain) on sale of property and equipment	248	183	643	(2,308)
Realized gain on available-for-sale equity securities	-	-	-	(4,466)
Other	(304)	(9)	(827)	(269)

Total other (income) expense	(56)	174	(184)	(7,043)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016	F-26	Stantec Inc.

21. CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2016 $	2015 $	2016 $	2015 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period	49,269	49,937	101,061	131,061
Add (deduct) items not affecting cash:
Depreciation of property and equipment	13,794	11,621	36,398	33,625
Amortization of intangible assets	24,265	10,185	55,009	29,091
Deferred income taxes	2,692	(3,746)	2,937	(4,179)
Loss (gain) on sale of property and equipment	248	183	643	(2,308)
Share-based compensation	2,256	(594)	3,532	6,824
Provision for self-insured liabilities and claims	3,852	4,054	12,736	12,094
Share of income from joint ventures and associates	(688)	(468)	(1,764)	(1,623)
Other non-cash items	820	(3,220)	326	(13,161)

	96,508	67,952	210,878	191,424

Trade and other receivables	(21,375)	646	54,356	(60,647)
Unbilled revenue	(32,904)	100	(78,434)	(19,532)
Prepaid expenses	5,020	(2,094)	758	(1,362)
Income taxes recoverable	12,277	9,072	(1,154)	(1,415)
Trade and other payables	17,209	5,518	(70,358)	(30,294)
Billings in excess of costs	(17,552)	2,898	(35,560)	(21,731)

	(37,325)	16,140	(130,392)	(134,981)

Cash flows from operating activities	59,183	84,092	80,486	56,443

22. RELATED-PARTY DISCLOSURES

At September 30, 2016, the Company had subsidiaries and structured entities that it controlled and included in its consolidated financial statements. These subsidiaries and structured entities are listed in the Company’s December 31, 2015, annual consolidated statements. In addition, the Company enters into related-party transactions through a number of individually immaterial joint ventures and associates. These transactions involve providing or receiving services, and for the three quarters ended September 30, 2016, they were entered into in the normal course of business.

During the first three quarters of 2016, ENTRAN of Virginia, PLLC was reinstated. As well, Jacques Whitford Holdco Ltd., SHW Architects, P.C., Innovyze SDN. BHD., and MWH Michigan, Inc. were dissolved.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016	F-27	Stantec Inc.

In addition, as a result of the MWH acquisition, the Company acquired the following subsidiaries that are controlled by the Company and are consolidated in its financial statements.

Name	Jurisdiction of Incorporation

Burton & Associates, Inc.	Florida
Harza Associates of New York, PLLC	New York
Harza International Development Company, LLC	Delaware
Hawksley Consulting Limited	New Zealand
Hawksley Consulting Pty Limited	Australia
Hawksley Consulting, Inc.	Delaware
Innovyze Limited	United Kingdom
Innovyze Pty Limited	Australia
Innovyze, Inc.	California
Konsultan MWH	Brunei
Montgomery Engineers Limited	Bermuda
Montgomery Watson (Bermuda) Ltd.	Bermuda
Montgomery Watson Brasil, Ltda.	Brazil
Montgomery Watson Engineers of New York, P.C.	New York
Montgomery Watson Harza (MWH) Mühen ve Müsavirlik Limited Sirketi	Turkey
Mustang Acquisition Holdings Inc.	Delaware
MWH (DRC) S.P.R.L.	Congo
MWH (Fiji) Limited	Fiji
MWH-AGS, Inc.	Unincorporated
MWH/AGS/LEE	Unincorporated
MWH/AGS SFDPW	Unincorporated
MWH Americas, Inc. Chile Limitada	Chile
MWH Americas of Costa Rica, S.A.	Costa Rica
MWH Americas, A New York Corporation	New York
MWH Americas, Inc.	California
MWH Architects and Engineers of New York, P.C.	New York
MWH Architects and Engineers, Inc.	Delaware
MWH Argentina, S.A.	Argentina
MWH Asia Limited	Hong Kong
MWH Australia Pty Limited	Australia
MWH B.V.	Netherlands
MWH Canada, Inc.	Canada
MWH Caring Foundation, Inc.	Delaware
MWH Constructors Australia Pty Limited	Australia
MWH Constructors Holding B.V.	Netherlands
MWH Constructors Holdings Limited	Hong Kong
MWH Constructors Israel, Inc.	Delaware
MWH Constructors Limited	United Kingdom
MWH Constructors Nevada, Inc.	Nevada
MWH Constructors NZ Limited	New Zealand
MWH Constructors, Inc.	Delaware
MWH Consultancy (Malaysia) Sdn Bhd	Malaysia
MWH Consultants (Singapore) Pte Limited	Singapore
MWH Consulting (Shanghai) Co., Limited	China
MWH-Delta	Unincorporated
MWH Energy Solutions, Inc.	Delaware
MWH Engineers of D.C., P.C.	District of Columbia
MWH Enterprises, Inc.	Delaware

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016	F-28	Stantec Inc.

Continued

Name	Jurisdiction of Incorporation

MWH Environmental Engineering (Shanghai) Co., Limited	China
MWH Environmental Technologies Taiwan Ltd.	Taiwan
MWH Europe Limited	United Kingdom
MWH Farrer Limited	United Kingdom
MWH Global, Inc.	Delaware
MWH Holding II B.V.	Netherlands
MWH Holding III B.V.	Netherlands
MWH Holding B.V.	Netherlands
MWH Holdings, Inc.	Delaware
MWH Holdings Limited	New Zealand
MWH IFI Limited	Hong Kong
MWH India Private Ltd.	India
MWH Infrastructure Development, Inc.	Delaware
MWH International, Inc.	Delaware
MWH Limited	United Kingdom
MWH New Zealand Limited	New Zealand
MWH NZ International Limited	New Zealand
MWH Pakistan (Private) Limited	Pakistan
MWH Panama S.A.	Panama
MWH Peru, S.A.	Peru
MWH Rateware, Inc.	Delaware
MWH Recovery Limited	New Zealand
MWH ResourceNet (India) Private Limited	India
MWH Società Per Azioni	Italy
MWH Société Anonyme	Belgium
MWH Treatment Limited	United Kingdom
MWH-TRSE	Unincorporated
MWH UK Limited	United Kingdom
MWH Venezuela C.A.	Venezuela
MWH Venezuela (SA), LLC	Venezuela
MWH-WRE	Unincorporated
Nam Mo Development Company	Cayman Islands
Northern Lights Energy, LLC	Delaware
R. G. Consulting Group Limited	New Zealand
RDC of Nepal	Cayman Islands
Servicios de Infraestructura SDI C.A.	Venezuela
Slayden Constructors, Inc.	Oregon
Stantec Delaware III LLC	Delaware
Stantec Delaware IV LLC	Delaware
StepWise RateWare, LLC	Colorado
StepWise Utility Advisors, LLC	Colorado
Thomas Hawksley Consulting Limited	United Kingdom

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016	F-29	Stantec Inc.

Compensation of key management personnel and directors of the Company

		For the quarter ended September 30		For the three quarters ended September 30

		2016	2015	2016	2015
(In thousands of Canadian dollars)	Note	$	$	$	$

Salaries and other short-term employment benefits		2,941	2,266	9,426	6,737
Directors’ fees		203	54	690	185
Share-based compensation	15	677	(1,920)	379	2,562

Total compensation		3,821	400	10,495	9,484

The Company’s key management personnel include its CEO, chief operating officer, chief business officer, chief financial officer, and executive vice presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the reporting period. Share-based compensation includes the fair value adjustment for the period.

23. SEGMENTED INFORMATION

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and globally. It considers the basis on which it is organized, including geographic areas and service offerings, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its two primary service offerings and regional geographic areas.

In 2015 and the first quarter of 2016, the Company had three operating segments: Canada, the United States, and International. These operating segments were aggregated into one reportable segment–Consulting Services. Effective the second quarter of 2016, in connection with the acquisition of MWH, the Company has four reportable segments: Construction Services and Consulting Services by geography–Canada, the United States, and Global. No operating segments are aggregated to form the reportable segments. Comparative information was restated to conform to this presentation.

The three Consulting Services reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities. The Construction Services reportable segment provides construction management at-risk services primarily on water-related projects.

Segment performance is evaluated by the CEO based on gross margin and is measured consistently with gross margin in the consolidated financial statements. Transfer prices between reportable segments are on an arm’s-length basis in a manner similar to transactions with third parties. Inter-segment revenues are eliminated on consolidation and reflected in the “adjustments and eliminations” column.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016	F-30	Stantec Inc.

Reportable segments

	For the quarter ended September 30, 2016

	Consulting Services					Adjustments
	Canada	United States	Global	Construction Services	Total Segments	and Eliminations	Consolidated
(In thousands of Canadian dollars)	$	$	$	$	$	$	$

Total gross revenue	300,382	591,230	155,534	253,774	1,300,920	(43,607)	1,257,313
Less inter-segment revenue	8,415	10,173	20,548	4,471	43,607	(43,607)	-
Gross revenue from external customers	291,967	581,057	134,986	249,303	1,257,313	-	1,257,313
Less subconsultants and other direct expenses	35,965	136,710	31,365	181,061	385,101	-	385,101
Total net revenue	256,002	444,347	103,621	68,242	872,212	-	872,212

Gross margin	137,591	248,923	59,795	26,764	473,073	-	473,073

	For the quarter ended September 30, 2015

	Consulting Services					Adjustments
	Canada	United States	Global	Construction Services	Total Segments	and Eliminations	Consolidated
(In thousands of Canadian dollars)	$	$	$	$	$	$	$

Total gross revenue	344,156	393,612	31,547	-	769,315	(18,506)	750,809
Less inter-segment revenue	6,830	3,847	7,829	-	18,506	(18,506)	-
Gross revenue from external customers	337,326	389,765	23,718	-	750,809	-	750,809
Less subconsultants and other direct expenses	41,695	84,000	5,010	-	130,705	-	130,705
Total net revenue	295,631	305,765	18,708	-	620,104	-	620,104

Gross margin	161,998	166,020	9,741	-	337,759	-	337,759

	For the three quarters ended September 30, 2016

	Consulting Services					Adjustments
	Canada	United States	Global	Construction Services	Total Segments	and Eliminations	Consolidated
(In thousands of Canadian dollars)	$	$	$	$	$	$	$

Total gross revenue	907,387	1,549,197	298,588	397,454	3,152,626	(93,288)	3,059,338
Less inter-segment revenue	23,420	19,615	42,779	7,474	93,288	(93,288)	-
Gross revenue from external customers	883,967	1,529,582	255,809	389,980	3,059,338	-	3,059,338
Less subconsultants and other direct expenses	102,211	339,542	58,073	281,326	781,152	-	781,152
Total net revenue	781,756	1,190,040	197,736	108,654	2,278,186	-	2,278,186

Gross margin	420,256	652,866	114,425	41,571	1,229,118	-	1,229,118

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016	F-31	Stantec Inc.

	For the three quarters ended September 30, 2015

	Consulting Services					Adjustments
	Canada	United States	Global	Construction Services	Total Segments	and Eliminations	Consolidated
(In thousands of Canadian dollars)	$	$	$	$	$	$	$

Total gross revenue	1,027,491	1,097,859	91,476	-	2,216,826	(50,040)	2,166,786
Less inter-segment revenue	19,482	13,322	17,236	-	50,040	(50,040)	-
Gross revenue from external customers	1,008,009	1,084,537	74,240	-	2,166,786	-	2,166,786
Less subconsultants and other direct expenses	110,362	233,551	16,567	-	360,480	-	360,480
Total net revenue	897,647	850,986	57,673	-	1,806,306	-	1,806,306

Gross margin	496,041	459,547	30,102	-	985,690	-	985,690

Geographic information: Non-current assets

(In thousands of Canadian dollars)	September 30 2016 $	December 31 2015 $

Canada	493,566	476,392
United States	1,524,115	784,993
Other countries	412,497	1,259

Total non-current assets	2,430,178	1,262,644

Non-current assets in the table above consist of property and equipment, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Geographic information: Gross revenue

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2016 $	2015 $	2016 $	2015 $

Canada	291,967	337,326	883,967	1,008,009
United States	736,781	389,765	1,768,007	1,084,537
Other countries	228,565	23,718	407,364	74,240

Total gross revenue from external customers	1,257,313	750,809	3,059,338	2,166,786

Gross revenue is attributed to countries based on the location of the project.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016	F-32	Stantec Inc.

Gross revenue by services

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2016 $	2015 $	2016 $	2015 $

Consulting Services
Buildings	201,203	190,600	614,173	573,500
Energy & Resources	123,065	101,582	317,560	340,054
Environmental Services	174,238	159,847	449,823	423,951
Infrastructure	509,504	298,780	1,287,802	829,281
Construction Services	249,303	-	389,980	-

Total gross revenue from external customers	1,257,313	750,809	3,059,338	2,166,786

The Company’s organizational structure was realigned from three to four business operating units effective January 1, 2016. Effective the second quarter of 2016, in connection with the acquisition of MWH, the Company is organized into two primary service offerings–Consulting Services and Construction Services. Consulting Services is further organized into four business operating units. The allocation of gross revenue to services was reclassified for comparative figures due to these changes.

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

24. EVENTS AFTER THE REPORTING PERIOD

On November 9, 2016, the Company declared a dividend of $0.1125 per share, payable on January 12, 2017, to shareholders of record on December 30, 2016.

On November 9, 2016, the Company received approval from the TSX respecting the renewal of the Company’s Normal Course Issuer Bid, which enables it to purchase up to 3,418,357 common shares during the period November 14, 2016, to November 13, 2017.

25. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted for the current quarter.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016	F-33	Stantec Inc.

Shareholder Information

Head Office
200, 10160 – 112 Street
Edmonton AB T5K 2L6
Canada
Ph: (780) 917-7000
Fx: (780) 917-7330
ir@stantec.com

Transfer Agent
Computershare
Calgary, Alberta

Auditor
Ernst & Young LLP
Chartered Professional Accountants
Edmonton, Alberta

Principal Bank
Canadian Imperial Bank of Commerce

Securities Exchange Listing
Stantec shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol STN.

Stantec